    As filed with the Securities and Exchange Commission on December 29, 2000
                                                  Registration No. 333-

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------
                                    FORM S-6
                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                              --------------------

A.       Exact Name of Trust:

                              NATIONAL EQUITY TRUST
                LOW FIVE PORTFOLIO EQUITY PARTICIPATION SERIES 1

B.       Name of depositor:

                       PRUDENTIAL SECURITIES INCORPORATED

                              --------------------

C.       Complete address of depositor's principal executive office:

                                One Seaport Plaza
                                199 Water Street
                            New York, New York 10292

                              --------------------

D.       Name and complete address of agent for service:

                  Noah D. Sorkin, Esq.                    Copy to:
           Prudential Securities Incorporated      Kenneth W. Orce, Esq.
                    One Seaport Plaza               Cahill Gordon & Reindel
                    199 Water Street                   80 Pine Street
                New York, New York 10292          New York, New York 10005

E.       Title and amount of securities being registered:

                        An indefinite number of Units of
     NATIONAL EQUITY TRUST LOW FIVE PORTFOLIO EQUITY PARTICIPATION SERIES 1
                    Pursuant to Rule 24f-2 promulgated under
                 the Investment Company Act of 1940 as amended.

F. Proposed maximum aggregate offering price to the public of the securities being registered:

                                   Indefinite

G.       Amount of filing fee:
                                       N/A
                              --------------------

H.       Approximate date of proposed sale to public:

                 As soon as practicable after the effective date
                         of the registration statement.

================================================================================

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     NATIONAL EQUITY TRUST LOW FIVE PORTFOLIO EQUITY PARTICIPATION SERIES 1
                             CROSS-REFERENCE SHEET
                      Pursuant to Rule 404 of Regulation C
                        under the Securities Act of 1933
                  (Form N-8B-2 Items required by Instruction as
                         to the Prospectus in Form S-6)


            Form N-8B-2                                     Form S-6
            Item Number                               Heading in Prospectus

                   I.  Organization and General Information

1.    (a)   Name of Trust .........................)  Prospectus front cover
      (b)   Title of securities issued ............)

2.    Name and address of each depositor ..........   Sponsor; Prospectus back
                                                        cover

3.    Name and address of trustee .................   Trustee

4.    Name and address of each principal
        underwriter ...............................   Sponsor

5.    State of organization of trust ..............   The Trust

6.    Execution and termination of trust
        agreement .................................   Summary of Essential
                                                        Information; The
                                                        Trust; Amendment and
                                                        Termination of the
                                                        Indenture

7.    Changes of Name .............................)            *

8.    Fiscal year .................................)            *

9.    Litigation ..................................)            *

                  II.  General Description of the Trust and
                              Securities of the Trust

-----------------------

* Inapplicable, answer negative or not required.

10.   (a)   Registered or bearer securities .......)            *
      (b)   Cumulative or distributive
              securities ..........................             *
      (c)   Redemption ............................   Rights of Unit Holders
                                                        -- Redemption

      (d)   Conversion, transfer, etc. ............   Rights of Unit Holders
                                                        -- Redemption
      (e)   Periodic payment plan .................)            *
      (f)   Voting rights .........................             *
      (g)   Notice to certificateholders ..........   The Trust; Rights of
                                                        Unit Holders -- Reports
                                                        and Records; Sponsor
                                                        -- Responsibility;
                                                        Sponsor --
                                                        Resignation; Trustee
                                                        -- Resignation;
                                                        Amendment and
                                                        Termination of the
                                                        Indenture
      (h)   Consents required .....................   The Trust; Amendment and
                                                        Termination of the
                                                        Indenture
      (i)   Other provisions ......................   Tax Status

11.   Type of securities comprising units .........   Prospectus front cover;
                                                        Objective; Security
                                                        Selection; The Trust

12.   Certain information regarding

        periodic payment certificates .............             *

13.   (a)   Load, fees, expenses, etc. ............   Summary of Essential
                                                        Information; Public
                                                        Offering of Units --
                                                        Public Offering Price;
                                                        Public Offering of
                                                        Units -- Sponsor's and
                                                        Underwriter's Profits;
                                                        Public Offering of
                                                        Units -- Volume
                                                        Discount; Public
                                                        Offering of Units --
                                                        Employee Discount;
                                                        Exchange Option;
                                                        Reinvestment Program;
                                                        Expenses and Charges;
                                                        Sponsor --
                                                        Responsibility
-----------------------

* Inapplicable, answer negative or not required.

      (b)   Certain information regarding
              periodic payment certificates .......             *
      (c)   Certain percentages ...................   Summary of Essential
                                                        Information; Public
                                                        Offering of Units --
                                                        Public Offering Price;
                                                        Public Offering of Units
                                                        -- Profit of Sponsor;
                                                        Public Offering of Units
                                                        -- Volume Discount;
                                                        Public Offering of Units
                                                        -- Employee Discount;
                                                        Exchange Option

      (d)   Price Differentials ...................   Public Offering of Units
                                                        -- Employee Discount
      (e)   Certain other fees, etc. payable
              by holders ..........................   Rights of Unit Holders
                                                        -- Certificates
      (f)   Certain other profits receivable
              by depositor, principal under-
              writer, trustee or affiliated
              persons .............................   The Trust -- Objectives
                                                        and Securities
                                                        Selection; Rights of
                                                        Unit Holders --
                                                        Redemption -- Purchase
                                                        by the Sponsor of
                                                        Units Tendered for
                                                        Redemption
      (g)   Ratio of annual charges to
              income ..............................             *

14.   Issuance of trust's securities ..............   The Trust; Rights of
                                                        Unit Holders --
                                                        Certificates

15.   Receipt and handling of payments from
        purchasers ................................             *

16.   Acquisition and disposition of under-
        lying securities ..........................   The Trust -- Portfolio
                                                        Summary; The Trust --
                                                        Objectives and
                                                        Securities Selection;
                                                        Rights of Unit Holders
-----------------------

* Inapplicable, answer negative or not required.

                                                        -- Redemption; Sponsor
                                                        - Responsibility

17.   Withdrawal or redemption ....................   Rights of Unit Holders
                                                        -- Redemption

18.   (a)   Receipt, custody and disposition
              of income ...........................   Rights of Unit Holders
                                                        -- Distribution of
                                                        Interest and
                                                        Principal; Rights of
                                                        Unit Holders - Reports
                                                        and Records
      (b)   Reinvestment of distributions .........   Reinvestment Programs
      (c)   Reserves or special funds .............   Expenses and Charges;
                                                        Rights of Unit Holders
                                                        -- Distribution of
                                                        Interest and Principal

      (d)   Schedule of distributions .............             *

19.   Records, accounts and reports ...............   Rights of Unit Holders
                                                        -- Distributions of
                                                        Interest and
                                                        Principal; Rights of
                                                        Unit Holders --
                                                        Reports and Records

20.   Certain miscellaneous provisions of
        trust agreement ...........................   Sponsor -- Limitations
                                                        on Liabil-
      (a)   Amendment .............................)    ity; Sponsor --
                                                        Resignation;
      (b)   Termination ...........................)  Trustee -- Limitations
                                                        on Liabil-
      (c)   and (d) Trustee, removal and                ity; Trustee -
              successor ...........................)    Resignation;
                                                        Amendment and
                                                        Termination of
      (e)   and (f) Depositor, removal and              the Indenture
              successor ...........................)

21.   Loans to security holders ...................             *

22.   Limitation on liability .....................   The Trust -- Portfolio
                                                        Summary; Sponsor --
                                                        Limitations on
                                                        Liability; Trustee --
-----------------------

* Inapplicable, answer negative or not required.

                                                        Limitations on
                                                        Liability; Evaluator
                                                        -- Limitations on
                                                        Liability

23.   Bonding arrangements ........................   Additional Information
                                                        -- Item A

24.   Other material provisions of trust
        agreement .................................             *


                        III. Organization, Personnel and

                         Affiliated Persons of Depositor

25.   Organization of depositor ...................   Sponsor

26.   Fees received by depositor ..................             *

27.   Business of depositor .......................   Sponsor

28.   Certain information as to officials
        and affiliated persons of
        depositor .................................   Contents of Registration
                                                        Statement -- Part II

29.   Companies controlling depositor .............   Sponsor

30.   Persons controlling depositor ...............             *

31.   Payments by depositor for certain
        services rendered to trust ................)            *

32.   Payments by depositor for certain
        other services rendered to trust ..........)            *

33.   Remuneration of employees of depositor
        for certain services rendered to
        trust .....................................)            *

34.   Remuneration of other persons for
        certain services rendered to trust ........)            *

35.   Distribution of trust's securities
        in states .................................   Public Offering of Units
                                                        -- Public Distribution

-----------------------

* Inapplicable, answer negative or not required.

36.   Suspension of sales of trust's
        securities ................................)            *

37.   Revocation of authority to distribute .......)            *

38.   (a)   Method of distribution ................)            *
      (b)   Underwriting agreements ...............   Public Offering of Units
      (c)   Selling agreements ....................)            *

39.   (a)   Organization of principal under-
              writer ..............................)  Sponsor
      (b)   N.A.S.D. membership of principal
              underwriter .........................)  Sponsor

40.   Certain fees received by principal
        underwriter ...............................             *

41.   (a)   Business of principal underwriter .....   Sponsor
      (b)   Branch offices of principal
              underwriter .........................)            *
      (c)   Salesmen of principal underwriter .....)            *

42.   Ownership of trust's securities by
        certain persons ...........................)            *

43.   Certain brokerage commissions received
        by principal underwriter ..................)            *

44.   (a)   Method of valuation ...................   Summary of Essential
                                                        Information; Public
                                                        Offering of Units --
                                                        Public Offering Price;
                                                        Public Offering of
                                                        Units -- Public
                                                        Distribution; Public
                                                        Offering of Units --
                                                        Secondary Market
      (b)   Schedule as to offering price .........             *
      (c)   Variation in offering price to
              certain persons .....................   Public Offering of Units
                                                        -- Public
                                                        Distribution; Public
                                                        Offering of Units --
                                                        Volume Discount;
                                                        Public Offering of
                                                        Units -- Employee

-----------------------

* Inapplicable, answer negative or not required.

                                                        Discount; Exchange
                                                        Option

45.   Suspension of redemption rights .............             *

46.   (a)   Redemption Valuation ..................   Summary of Essential
                                                        Information; Rights of
                                                        Unit Holders --
                                                        Redemption --
                                                        Computation of
                                                        Redemption Price per
                                                        Unit
      (b)   Schedule as to redemption price .......             *

47.   Maintenance of position in underlying
        securities ................................   Public Offering of Units
                                                        -- Secondary Market;
                                                        Rights of Unit Holders
                                                        -- Redemption --
                                                        Computation of
                                                        Redemption Price per
                                                        Unit; Rights of Unit
                                                        Holders -- Redemption
                                                        -- Purchase by the
                                                        Sponsor of Units
                                                        Tendered for
                                                        Redemption


                   IV.  Information Concerning the Trustee

                                   or Custodian

48.   Organization and regulation of
        trustee ...................................   Trustee

49.   Fees and expenses of trustee ................   Expenses and Charges

50.   Trustee's lien ..............................   Expenses and Charges --
                                                        Other Charges


                   V.  Information Concerning Insurance of
                               Holders of Securities

51.   Insurance of holders of trust's
        securities .................................  The Trust -- Insurance
                                                        on the Securities in
                                                        the Portfolio of an
                                                        Insured Trust

-----------------------

* Inapplicable, answer negative or not required.

                            VI. Policy of Registrant

52.   (a)   Provisions of trust agreement with
              respect to selection or elimina-
              tion of underlying securities .......   Prospectus front cover;
                                                        The Trust -- Portfolio
                                                        Summary; The Trust --
                                                        Insurance on the
                                                        Securities in the
                                                        Portfolio of an Insured
                                                        Trust; The Trust --
                                                        Objectives and
                                                        Securities Selection;
                                                        Sponsor --
                                                        Responsibility
      (b)   Transactions involving elimination
              of underlying securities ............             *
      (c)   Policy regarding substitution or
              elimination of underlying
              securities ..........................   Sponsor --
                                                        Responsibility
      (d)   Fundamental policy not otherwise
              covered .............................             *

53.   Tax status of trust .........................   Prospectus front cover;
                                                        Tax Status

                 VII.  Financial and Statistical Information

54.   Trust's securities during last ten
        years .....................................)            *

55.                                                )

56.   Certain information regarding periodic
        payment certificates ......................)            *

57.                                                )

58.                                                )

59.   Financial statements (Instruction 1(c)
        to Form S-6) ..............................   Statement of Financial
                                                        Condition of the Trust


-----------------------

* Inapplicable, answer negative or not required.

                  Subject to Completion Dated December 29, 2000


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.





                              NATIONAL EQUITY TRUST
                LOW FIVE PORTFOLIO EQUITY PARTICIPATION SERIES 1

--------------------------------------------------------------------------------

The objective of the Trust is total return (limited capital appreciation and dividends). The Trust will invest in a fixed portfolio consisting of the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yields on , 2000. The stocks will be subject to FLEX Options which permit the option holder to buy the stocks at the termination of the Trust at a predetermined price and you give up any increase in the stock above that price.
--------------------------------------------------------------------------------

Sponsor:                                               Prudential Securities


Please Read and Retain                        Prospectus dated          , 2000
This Prospectus for Future Reference.

--------------------------------------------------------------------------------


The Securities and Exchange Commission has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                              NATIONAL EQUITY TRUST
                Low Five Portfolio Equity Participation Series 1

                               Table of Contents


                                                                                                            Page
Objective............................................................................................       A-1
Risk Factors.........................................................................................       A-2
Litigation and Legislation...........................................................................       A-4
Fee Table............................................................................................       A-5
Summary of Essential Information.....................................................................       A-7
Special Characteristics of the Trust.................................................................      A-10
Independent Auditors' Report.........................................................................      A-12
Statement of Financial Condition.....................................................................      A-13
Schedule of Portfolio Securities.....................................................................      A-14
Prospectus-Part B....................................................................................       B-1
Introduction.........................................................................................       B-1
The Trust............................................................................................       B-1
    Summary Description of the Portfolio.............................................................       B-1
Risk Factors.........................................................................................       B-2
Unit Creation........................................................................................       B-5
Tax Status of the Trust..............................................................................       B-7
Retirement Plans.....................................................................................       B-9
Public Offering of Units.............................................................................       B-9
    Public Offering Price............................................................................       B-9
    Sales Charge.....................................................................................      B-10
    Public Distribution..............................................................................      B-10
    Secondary Market.................................................................................      B-11
    Profit of Sponsor................................................................................      B-12
    Volume Discount..................................................................................      B-12
    Employee Discount................................................................................      B-13
Rights of Unit Holders...............................................................................      B-13
    Ownership of Units...............................................................................      B-13
    Certain Limitations..............................................................................      B-13
    Voting of the Portfolio Securities...............................................................      B-13
    Distribution.....................................................................................      B-13
    Tender of Units for Redemption...................................................................      B-15
    Purchase by the Sponsor of Units Tendered for Redemption.........................................      B-16
    Computation of Redemption Price per Unit.........................................................      B-16
Exchange Option......................................................................................      B-17
    Federal Income Tax Consequences..................................................................      B-19
Expenses and Charges.................................................................................      B-19
    Organization Costs...............................................................................      B-19
    Trust Fees and Expenses..........................................................................      B-19
    Creation and Development Fee.....................................................................      B-20
    Other Charges....................................................................................      B-20
    Payment..........................................................................................      B-21
Administration of the Trust..........................................................................      B-21
    Reports and Records..............................................................................      B-21
Amendment............................................................................................      B-22
Termination..........................................................................................      B-23
    Termination Options..............................................................................      B-23
Trustee..............................................................................................      B-25
    Limitations on Liability.........................................................................      B-25
    Responsibility...................................................................................      B-26
    Resignation......................................................................................      B-26
Evaluator............................................................................................      B-26
    Limitations on Liability.........................................................................      B-26
    Responsibility...................................................................................      B-27
    Resignation......................................................................................      B-27
Sponsor..............................................................................................      B-27
    Limitations on Liability.........................................................................      B-27
    Responsibility...................................................................................      B-27
    Resignation......................................................................................      B-28
    Code of Ethics...................................................................................      B-28
Legal Opinions.......................................................................................      B-29
Independent Auditors.................................................................................      B-29



     OBJECTIVE-The objective of the National Equity Trust, Low Five Portfolio Equity Participation Series 1 (the Trust) is total return (limited capital appreciation and income) through an investment for approximately six months in a portfolio of the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average* having the highest dividend
yields on        , 2001.

     Each stock is subject to a contractual right (the "Purchase Right") which gives the holder of the Purchase Right (the "Right Holder") the right to buy the stock at a predetermined price (the "Exercise Price") on , 2001 (the "Right Exercise Date"). Each Purchase Right is a Flexible Exchange(R) Option ("FLEX(R) Option") issued by The Options Clearing Corporation. On the initial Date of Deposit of the stocks in the Trust, the Exercise Price is equal to approximately [ ]% of the closing market price on that date of the stock deposited in the Trust.
         Total return includes:

o capital appreciation: the value per Unit of the Securities in the Portfolio of the Trust at the termination of the Trust (but limited to the maximum of the Exercise Price) less the value per Unit of the Securities in the Portfolio of the Trust at the commencement of the Trust plus

o    income: the dividends paid on the Securities during the life of the Trust.

     STRATEGY -- The strategy followed by the Trust is a covered call writing strategy. A writer of a covered call sells call options against stock currently held by the writer. The writer of a Flex call option receives a cash premium for selling the call but is obligated to sell the stock at the Exercise Price on the Right Exercise Date in exchange for receiving the option premium. The option writer gives up any increase in the stock above the Exercise Price. This strategy is appropriate for an investor who is willing to limit the upside potential on the stock in return for a reduced per share investment.

     The Trust Portfolio consists of common stock issued by the five companies whose common stocks are the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yields on , 2001 (the "Securities" or "Security" or "Low Five", as the context requires). The Sponsor calculated the yield for each stock by annualizing the last quarterly ordinary dividend declared and dividing the annualized dividend by the market value of the stock. This formula (an objective determination) served as the basis for the Sponsor's selection of the ten stocks in the Dow Jones Industrial Average having the highest dividend yields (the "Ten Highest-Yielding Stocks"). The five lowest dollar price per share stocks from among the ten highest-yielding stocks were then selected (the "Low Five").

     On or before the initial Date of Deposit, the Sponsor entered into a contract to buy the stock. The Sponsor then wrote a FLEX Option on that stock and received an option premium. The payor of the option premium, the Right Holder, has the right to the appreciation in the price of the stock above the Exercise Price. The Sponsor will deposit the stock or contracts to buy the stock in the Trust subject to the Purchase Right of the Right Holder. The Flex Option will be assigned by the Sponsor to the Trust and the Right Holder will have the right to purchase the Securities from the Trust.

     Each Purchase Right will give the Right Holder, on the Right Exercise Date, the right (but not the obligation) to purchase shares of the stock from the Trust at the Exercise Price. The Exercise Price for each stock held by the Trust will be adjusted downward (but not below zero) upon certain extraordinary distributions made to Unit holders before the Right Exercise Date triggered by certain corporate events affecting that stock. See "Risk Factors - Purchase Right."

     In calculating the net asset value of a Unit, the price of the stock to the Trust is reduced by the value of the Purchase Right. Because of this reduction, a Unit holder will buy a Unit at a price which reflects a deduction from the fair market value of the stock. (For example, if a stock has a value of $100 per share and the Purchase Right is valued at $10 per share the Unit will be valued based on a net asset value of $90 per share).

     The capital appreciation on the stocks held by the Trust is limited to a maximum of approximately [ ]% because of the obligation of the Trust to the Right Holder with respect to each of the stocks entitling the Right Holder to purchase on the Right Exercise Date the stock at the Exercise Price. The
Purchase Right limits your upside potential in return for reduced per share investment to the extent of the difference at the time of your purchase of a Unit in the price of a Security subject to a Purchase Right and the price of a Security not subject to a Purchase Right.

     If the market price of a stock held by the Trust on the Right Exercise Date is greater than its Exercise Price, the Trust will not participate in any appreciation in that stock above the Exercise Price because it is expected that the holder of the related Purchase Right will exercise its right to purchase that stock from the Trust at the Exercise Price. If the market price of a stock held by the Trust on the Right Exercise Date is less than its Exercise Price, it is expected that the Purchase Right will terminate without being exercised, and the Trust, in connection with its termination, will liquidate or distribute the stock at its then current market value. To the extent particular stocks held by the Trust decline in price or fail to appreciate to a price equal to the related Exercise Price, the Trust will not achieve its maximum potential appreciation.

     The Securities were selected irrespective of any buy or sell recommendation by the Sponsor. The Sponsor may have a sell recommendation on one or more of the stocks in the Trust.

     The Portfolio, as of the initial Date of Deposit, contains 5 issues of Securities, all of which are traded on the New York Stock Exchange, in the following industry groups:

o        Tobacco:       %;

o        Photographic:       %;

o        Chemicals, Plastics, Fibers:       %;

o        Agricultural and Construction Equipment:       %;

o        Tire & Rubber Products:       %.

     The percentages were computed on the basis of the aggregate net asset value of the Securities in the Trust on the initial Date of Deposit and are subject to change.

     RISK FACTORS--There can be no assurance that the Trust's objective can be realized.

o The strategy limits upside potential, but you continue to bear the risk of a decline in the value of the stock.

---------------------

* Dow Jones & Company, Inc. ("Dow Jones") has not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and has not approved any of the information in this Prospectus.

o        You may lose money by buying Units in the Trust.

o The yield on a stock may decline, the dividend on a stock may be reduced and the price of a stock may fall.

     If you sell or redeem your Unit, or if the Trust terminates before its scheduled Termination Date:

o You may not realize any appreciation in the value of the stock because even if the stock appreciates in value, that appreciation may be more than fully, fully or partly offset by an increase in value in the Purchase Right. This value is deducted from the value of the Trust assets when determining the value of a Unit.

o If the stock declines in price your loss may be greater than it would be if there was no Purchase Right because the value of the Purchase Right is a reduction to the value of the stock when calculating the value of a Unit.

o An increase in value of the Purchase Right, an obligation of the Trust to sell or deliver the stock at the Exercise Price on the Right Exercise Date if the Purchase Right is exercised by the Right Holder, will reduce the value of the stock in the Trust, below the value of the stock that would otherwise be realizable if the stock was not subject to the Purchase Right. You should note that even if the price of a Security does not change, if the value of a Purchase Right increases (for example, based on increased volatility of a Security) your Unit will lose value.

     The factors affecting the value of the Securities are those factors that have an impact upon the value of equity securities in general and particularly those factors that affect the economic and financial condition of each issuer of a Security in particular. You should note that the above criteria were applied to the Securities selected for inclusion in the Trust Portfolio as of , 2001. After that date:

o the Securities may no longer rank among the common stocks in the DJIA having the highest dividend yields,

o        the yields on the Securities in the Portfolio may change, and

o        the Securities may no longer be included in the DJIA.

     Since the Trust Portfolio consists of common stock, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks. The risks of investing in common stock include risks associated with the rights to receive payments from the issuer which are generally inferior to rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stock have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stock does not represent an obligation of the issuer and therefore does not offer any assurance of income or provide the degree of protection of capital of debt securities. Common stock has neither a fixed principal amount nor a maturity and has values which are subject to market fluctuations for as long as the common stock remains outstanding. These factors similarly impact on the ability of an issuer to pay dividends. The Trust is not a "managed" registered investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. The value of the common stock in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Date of Deposit.

o The value of a Unit may be subject to greater volatility than an investment in a more diversified portfolio since the Trust Portfolio contains only five stocks.

o The value of the Units will fluctuate depending on the value of the Securities reduced by the value of the Purchase Rights.

o The value of the Securities and the Purchase Rights will fluctuate based on all the factors that have an impact on the economy and the equity markets.

o The value of your Units will fluctuate with the value of the stocks and the value of the Purchase Rights. The value of the Purchase Right reduces the value of your Unit. As the value of the Purchase Right increases it has a more negative impact on the value of your Unit.

     The value of the Purchase Rights will also be affected by changes in the value and dividend rates of the stocks, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the stock and the remaining time to expiration. Additionally, the value of a Purchase Right does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as a Purchase Right approaches the Right Exercise Date, its value increasingly moves with the price of the Security subject to the Purchase Right.

     LITIGATION AND LEGISLATION -- Philip Morris Companies common stock represents approximately % of the value of the Portfolio. Pending legal proceedings against Philip Morris cover a wide range of matters including product liability and consumer protection. Damages claimed in many of the smoking and health cases alleging personal injury (both individual and class actions), and in health costs recovery cases brought by governments, unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

     Proposed legislation would have a significantly adverse impact on the company and its stockholders, among others. The management of the company is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending litigation. The present legislative and litigation environment is substantially uncertain, and it is possible that the company's business, volume, results of operations, cash flows or financial position could be materially affected by an unfavorable outcome or settlement of certain pending litigation. The company believes that its cigarette shipments may be materially adversely affected by price increases related to the tobacco litigation settlements and, if enacted, by increased excise taxes or other tobacco legislation. The company believes that the settlement agreements that it entered into with many States and other jurisdictions may materially adversely affect its business, volume, results of operations, cash flows or financial position in future years.

     The Sponsor cannot predict the outcome of the litigation pending against Philip Morris or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. The Sponsor cannot predict whether these and other possible developments will have a material effect on the price of Philip Morris stock over the term of the Portfolio, which could in turn adversely affect Unit prices. A substantial decline in the price of Philip Morris stock may result in a substantial decline in the value of a Unit.

                                    FEE TABLE

     This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Part B--"Public Offering of Units" and "Expenses and Charges."


                                                                                  Amount per
                                                                                 1,000 Units
                                                                                 with a value
Unit Holder Sales Charges                                                             of
-------------------------                                                       --------------                             $1,000
Maximum Sales Charge......................................................            $          %*
Creation and Development Fee (maximum) (.25% per year)(d).................            $           %
Maximum Sales Charges (including Creation and Development Fee)............                                     %

   *Initial Sales Charge paid at purchase (as a percentage of offering price)         $         %(a)
     DSC paid in installments (as a percentage of Initial Offering Price).            $         %(b)
     Initial Sales Charge and DSC.........................................            =====     =======                    %
                                                                                                     =

Organizational Costs and Expenses(c)......................................            =====

Annual Trust Operating Expenses (as a percentage of average net assets)
     Annual Trustee's Fee.................................................            $           %
Other Operating Expenses (including Portfolio Supervision, Bookkeeping and
     Administrative Fees).................................................            $           %
                                                                                      -----     -------
                  Total(e)................................................            $           %
                                                                                      =====     =======



                                     Example

                                                                                             Cumulative Expenses
                                                                                              Paid for Period:

                                                                                               1            3
                                                                                             year        years(f)
                                                                                             ----        --------
An investor would pay the following expenses on a $10,000 investment,
     assuming the Trust's operating expense ratio and organization cost of
          % and a 5% annual return on the investment throughout the periods...               $            $


The Example assumes a redemption and reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. For purposes of the Example, an annual reinvestment of the 5% annual return is assumed. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.

------------------

(a) The Initial Sales Charge is actually the difference between % and the Deferred Sales Charge ("DSC") ($ per 1,000 Units) and would exceed 1% if the Public Offering Price exceeds $1,000 per 1,000 Units. As the DSC is paid, the Initial Sales Charge will increase so that the total of the DSC and the Initial Sales Charge will equal %.

(b) The actual fee is $ per month per 1,000 Units, irrespective of purchase or redemption price, deducted in each of the last 3 months of each six month Portfolio. If you sell, exchange or redeem Units before all of these deductions have been made, the balance of the Deferred Sales Charge will be deducted from the Unit proceeds. If the Unit price exceeds $1 per Unit, the Deferred Sales Charge will be less than %; if the Unit price is less than $1 per Unit, the Deferred Sales Charge will exceed %.

(c) Investors will bear all or a portion of the costs incurred in organizing the Trust. Estimated organization costs are included in the Public Offering Price and will be reimbursed to the Sponsor at the close of the initial offering period.

(d) The Creation and Development Fee is a new charge that compensates the Sponsor for the creation and development of the Trust. This fee is a charge of .25% per year during the life of the Trust. The Trust accrues this fee monthly during the life of the Trust based on its net asset value on the last business day of each month and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Trust more than 0.50% of a Unit Holder's initial investment. If you sell or redeem Units, no additional Creation and Development Fee will be charged on those Units. For further information about this fee see "Creation and Development Fee" later in this Prospectus.

(e) The estimates do not include the cost borne by Unitholders of purchasing and selling Securities.

(f) Although each Trust has a term of only approximately six months and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees and expenses, assuming the principal amount and distributions are rolled over every six months into a New Series subject only to the Deferred Sales Charge.

                        SUMMARY OF ESSENTIAL INFORMATION
                              NATIONAL EQUITY TRUST
                LOW FIVE PORTFOLIO EQUITY PARTICIPATION SERIES 1

                                  As of            , 2001*

AGGREGATE VALUE OF SECURITIES...........................................................       $
NUMBER OF UNITS.........................................................................
FRACTIONAL UNDIVIDED INTEREST IN THE TRUST REPRESENTED BY EACH UNIT.....................
                                                                                                               th

     Value of Securities in the Trust (per 1,000 Units).................................       $
     Plus value of Securities for organization costs (per 1,000 Units)**................       $
     Total value of Securities (per 1,000 Units)***.....................................       $
     Plus maximum sales charge of      % of Public Offering Price (     % of net
         amount invested in Securities)****.............................................       $
     Less Deferred Sales Charge per 1,000 Units.........................................
     Public Offering Price per 1,000 Units*****.........................................       $
     Plus the amount per 1,000 Units in the Income Account..............................       $
         Total per 1,000 Units..........................................................       $
REDEMPTION AND SPONSOR'S SECONDARY MARKET REPURCHASE PRICE PER 1,000 UNITS******
   (based on the value of the underlying Securities less the Deferred Sales
   Charge per 1,000 Units)..............................................................       $
RECORD DATES: The tenth day of        2001,             2001,             2001
   and         2001.
QUARTERLY DISTRIBUTION DATES: The twenty-fifth day of        2001,
   2001,             2001 and           2001 or as soon thereafter as possible.
MINIMUM PRINCIPAL DISTRIBUTION: No distribution need be made from the Principal
   Account if the balance therein is less than $1.00 per 1,000 Units.
TRUSTEE'S FEE, EVALUATOR'S FEE AND ESTIMATED EXPENSES: $      per 1,000 Units+
CREATION AND DEVELOPMENT FEE:  $        per 1,000 Units.
SPONSOR'S PORTFOLIO SUPERVISION FEE+: Maximum of $0.25 per 1,000 Units.
EVALUATION TIME: 4:00 P.M. New York Time
RIGHT EXERCISE DATE:             , 2001
TERMINATION DATE:            , 2001++
SPONSOR'S GAIN/LOSS ON DEPOSIT: $
MINIMUM VALUE OF TRUST: The Indenture may be terminated if the value of the Trust is less than 40% of the value of the Securities calculated after the last deposit of Securities.

DEFERRED SALES CHARGE DEDUCTION DATES: The lst day of each month commencing
              1, 2001.
MINIMUM PURCHASE: $250.00.


-----------------

* The Date of Deposit. The Date of Deposit is the date on which the Trust Indenture and Agreement was signed and the initial deposit of Securities with the Trustee was made.

** $ per 1,000 Units will be distributed to the Sponsor to reimburse the Sponsor for the payment of the organization costs. The Securities are subject to the sales charge.

*** After deduction of the Deferred Sales Charge then payable (zero on the date of this Summary of Essential Information).

**** The sales charge  consists of an Initial Sales Charge and a Deferred  Sales
     Charge. The Initial Sales Charge is computed by deducting the Deferred Sales Charge ($ per 1,000 Units) from the aggregate sales charge (a maximum of % of the Public Offering Price); thus on the date of this Summary of Essential Information, the Initial Sales Charge is $10 per 1,000 Units or 1% of the Public Offering Price. The Initial Sales Charge is deducted from the purchase price at the time of purchase and is reduced on a graduated basis on purchases of $50,000 or more (see Part B-- "Public Offering of Units-- Volume Discount"). The Deferred Sales Charge is paid through reduction of the net asset value of the Trust by $ per 1,000 Units on each Deferred Sales Charge Deduction Date. On a repurchase or redemption of Units before the last Deferred Sales Charge Deduction Date, any remaining Deferred Sales Charge payments will be deducted from the proceeds.

                                             (Footnotes continued on next page)

*****This price is computed as of the Date of Deposit. This price may vary on the date of this Prospectus or any subsequent date.

****** This price is computed as of the Date of Deposit. This price may vary on his price the date of this Prospectus or any subsequent date. Reflects deductions for remaining Deferred Sales Charge payments ($ per 1,000 Units initially). The redemption and repurchase price will be further reduced to reflect the Trust's costs of liquidating Securities to meet the redemption, currently estimated at $ per 1,000 Units.

+ See: "Expenses and Charges" herein. The fee accrues daily and is payable on each Distribution Date. Estimated dividends from the Securities, based on the last dividends actually paid, are expected by the Sponsor to be sufficient to pay the estimated expenses of the Trust. In addition, brokerage fees borne by the Trust in connection with the purchase of Securities by the Trustee with cash deposited in the Trust are currently estimated at $ per 1,000 Units.

++ The Trust may be terminated before the Termination Date. The sale of Securities will occur during the Liquidation Period, the 10 business day period commencing on the Termination Date.

                     The Dow Jones Industrial Average Stocks

     The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc., which has not participated in any way in the creation of the Trust or in the selection of stocks included in the Trust, and has not approved any information in this Prospectus.

Current List

Honeywell
J. P. Morgan & Co. Incorporated
Minnesota Mining
Du Pont
Eastman Kodak
Intel Corp.
IBM
General Electric
General Motors
Hewlett-Packard Co.
McDonald's
Microsoft Corp.
Caterpillar
Boeing
Merck
Procter & Gamble
American Express
International Paper
Johnson & Johnson
Philip Morris
United Technologies
Home Depot Inc.
Exxon Mobil Corp.
Citigroup
Coca-Cola
SBC Communications Inc.
Walt Disney
AT&T
Wal-Mart Stores Inc.
Aluminum Co. of America


     The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. One of the original companies is still in the DJIA today.

     The Dow Jones Industrial Average is comprised of 30 common stocks chosen by the editors of The Wall Street Journal, published by Dow Jones & Company, Inc., as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors.

     Changes in the components are made entirely by the editors of The Wall Street Journal without consultation with the Sponsor, the stock exchange or any official agency. Most substitutions have been the result of mergers, but from time to time changes may be made to achieve a better representation. Notwithstanding the foregoing, the components of the Dow Jones Industrial Average may be changed by Dow Jones & Company, Inc. at any time for any reason.

                      SPECIAL CHARACTERISTICS OF THE TRUST

     The original proportionate relationship between the number of shares of each Security in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split, merger, reorganization or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event and adjust the proportionate relationship accordingly for all future subsequent deposits. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, or split-up by the issuer of a Security included in the original Portfolio, the Trust may under certain circumstances hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits.

     The sale of additional Units and the sale of Units in the secondary market may continue even though the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made at that later time.

     DISTRIBUTION: The Trustee will distribute dividends received by the Trust (net of expenses) and return of capital, if any, on or shortly after each Quarterly Distribution Date to Unit Holders of record on the Record Date immediately before that Quarterly Distribution Date. (See Part B--"Rights of Unit Holders -- Distributions.") We cannot assure that there will be any amounts available for distribution to Unit Holders because the expenses of the Trust may exceed the dividend income received by the Trust.

     PUBLIC OFFERING PRICE: The Public Offering Price of the Units of the Trust during the initial offering period is based on the value of the underlying Securities in the Trust's Portfolio reduced by the value of the Purchase Rights divided by the number of Units outstanding in the Trust, plus the applicable sales charge. A proportionate share of amounts, if any, in the Income Account is also added to the Public Offering Price. (See Part B--"Public Offering of Units -- Public Offering Price.") The Initial Sales Charge will vary with changes in the aggregate sales charge.

     Unitholders investing the proceeds of distribution from a previous terminating Series of National Equity Trust Low Five Portfolio Equity Participation Series, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on those Units. You are obligated to pay any remaining Deferred Sales Charge if you exchange or sell Units to the Sponsor before the last Deferred Sales Charge Deduction Date.

     SECONDARY MARKET--The Sponsor, although not obligated to do so, presently intends to maintain a secondary market for the Units in the Trust as more fully described under Part B -- "Public Offering of Units -- Secondary Market." If this market is not maintained, a Unit Holder will be able to dispose of his Units only by tendering his Units to the Trustee for redemption. (See Part B--"Rights of Unit Holders -- Redemption -- Computation of Redemption Price per Unit.") The Sponsor's Repurchase Price, like the Redemption Price, will reflect the deduction from the value of the underlying Securities of any unpaid amount of the Deferred Sales Charge. To the extent the entire Deferred Sales Charge has not been deducted or paid at the time of redemption of the Units, the remainder will be deducted from the proceeds of redemption or in calculating an in-kind redemption.

     TRUST TERMINATION -- The Trust will terminate on the Termination Date unless terminated earlier. The Termination Date will be shortly after the Right Exercise Date. If the FLEX Options are exercised the Trust will receive cash, if the FLEX Options are not exercised the Trust will continue to hold the stock in the Portfolio. A Unit Holder's Units will be redeemed in-kind on the Termination Date by distribution of the Unit Holder's pro rata share of the Securities and any cash in the Portfolio of the Trust on that date to the Distribution Agent who will act as agent for that Unit Holder.

     SECURITIES DISPOSITION OPTIONS ON TERMINATION--You must notify the Trustee before the Termination Date of the Trust of the option(s) that you choose. You may elect one or more of the following three options.

o        Receipt of Securities "in-kind"

o        Receipt of the cash value of the Unit

o Receipt of units in a new trust for the cash proceeds of your Units of this Trust (you may realize a tax gain or loss from the sale of Securities)

     Please see the Termination Options section for additional information about each option and for information about how the Trust will terminate.

                          INDEPENDENT AUDITORS' REPORT



TO THE UNIT HOLDERS, SPONSOR AND TRUSTEE
OF THE NATIONAL EQUITY TRUST LOW FIVE PORTFOLIO EQUITY PARTICIPATION SERIES 1

     We have audited the accompanying Statement of Financial Condition, including Schedule of Portfolio Securities, of the National Equity Trust Low Five Portfolio Equity Participation Series 1 as of , 2001. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of the irrevocable letter of credit for the purchase of securities, as shown in the Statement of Financial Condition and Schedule of Portfolio Securities as of , 2001, by correspondence with The Bank of New York, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the National Equity Trust Low Five Portfolio Equity Participation Series 1 as of , 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP


New York, New York

      , 2001

                        STATEMENT OF FINANCIAL CONDITION

     NATIONAL EQUITY TRUST LOW FIVE PORTFOLIO EQUITY PARTICIPATION SERIES 1
                          As of Date of Deposit, , 2001

                                 TRUST PROPERTY

Sponsor's Contracts to Purchase underlying Securities backed by an irrevocable
     letter of credit(a)(e).........................................................                  $
         Total......................................................................                  $

                    LIABILITIES AND INTEREST OF UNIT HOLDERS

Liabilities--
      Payment of deferred portion of sales charge(b)................................                  $
      Reimbursement to Sponsor for organization costs(e)............................
      Subtotal......................................................................                  $
Interest of Holders--
      Units of fractional undivided interest outstanding:

          Cost to investors(c)......................................................
          Less: Gross underwriting commission(d)....................................                 (           )
          Less: Organization costs(e)...............................................                 (           )
                                                                                                      -----------
Net amount applicable to investors..................................................
               Total................................................................                  $

-----------------

(a) The aggregate value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" included herein and their cost to the Trust are the same. An irrevocable letter of credit drawn on in the amount of $ million dollars has been deposited with the Trustee for the purchase of Securities pursuant to contract to purchase such Securities.

(b) Represents the aggregate amount of mandatory distributions of $ per 1,000 Units per month payable on the 1st day of each month from , 2001 through , 2001. Distributions will be made to an account maintained by the Trustee from which the Holders' Deferred Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed before 1, 2001, the remaining portion of the distribution applicable to those Units will be transferred to that account on the redemption date.

(c) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units -- Public Offering Price."

(d) The aggregate maximum sales charge of % of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units -- Public Offering Price."

(e) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will be reimbursed for the organization costs at the close of the initial offering period.

                        SCHEDULE OF PORTFOLIO SECURITIES

     NATIONAL EQUITY TRUST LOW FIVE PORTFOLIO EQUITY PARTICIPATION SERIES 1

                           On Date of Deposit, , 2001


                                                      Current
                                                      Annual

                                                      Dividend    Number     Price Per       Cost of
Portfolio No.                                         Per         of          Share to      Stocks To
                          Name of Issuer               Share(1)    Shares      Trust        Trust(2)
     1.        [XYZ] Corp                             $                     $             $
               Purchase Right at $                                                        ($         )
     2.        [ABC] Corp.                            $                     $             $
               Purchase Right at $                                                        ($         )
     3.        Purchase Right at $          .....     $                     $             ($         )
     4.        Purchase Right at $          .....     $                     $             ($         )
     5.        Purchase Right at $          .....     $                     $             ($         )
                                                                                            ---------
                                                                                          ($         )


-----------------

(1) Based on the latest quarterly or semiannual declaration. There can be no assurance that future dividend payments, if any, will be maintained in an amount equal to the dividend listed above.

(2) The Securities were acquired by the Sponsor on , 2001. All Securities are represented entirely by contracts to purchase. Valuation of Securities by the Evaluator was made on the basis of the closing sale price on the New York Stock Exchange on , 2001. In calculating the price of a Unit, the value of the Securities is reduced by the value of the Purchase Right on , 2001 as determined by Kenny S&P Evaluation Services, the Evaluator. The aggregate purchase price to the Sponsor for the Securities deposited in the Trust is $ .

     The Sponsor may have acted as an underwriter, manager or co-manager of a public offering of the Securities in the Trust during the last three years. Affiliates of the Sponsor may serve as specialists in the Securities in this Trust on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or related options. The Sponsor, its affiliates, directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or related option.
                                      A-11

PROSPECTUS-PART B:

--------------------------------------------------------------------------------

Note that Part B of this Prospectus may not be distributed unless accompanied by Part A.

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                              NATIONAL EQUITY TRUST
                LOW FIVE PORTFOLIO EQUITY PARTICIPATION SERIES 1

                                  INTRODUCTION

     Prudential Securities Incorporated (the "Sponsor"), The Bank of New York (the "Trustee") and [ ] (the "Evaluator") signed a Trust Indenture and Agreement and a related Reference Trust Agreement that created this series of the National Equity Trust Low Five Portfolio Equity Participation Series under the laws of the State of New York. The Sponsor, Prudential Securities Incorporated, is a wholly-owned, indirect subsidiary of The Prudential Insurance Company of America.

                                    THE TRUST

Summary Description of the Portfolio

     On the Date of Deposit, the Sponsor deposited with the Trustee common stock issued by the five companies whose common stocks are the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yields. The Trust may also contain contracts and funds for the purchase of the Securities and/or cash (or a letter of credit instead of cash) with instructions to the Trustee to purchase Securities (see "Schedule of Portfolio Securities" in Part A). Each Security deposited was subject to a Purchase Right. The Trustee then immediately delivered to the Sponsor the units (the "Units") comprising the entire ownership of the Trust as of the Date of Deposit. The Sponsor, through this Prospectus, is offering the Units to the public.

         The Trust consists of:

(1) the Securities listed under "Schedule of Portfolio Securities" as may continue to be held from time to time in the Trust and

(2) any additional Securities and/or cash that the Trust acquires and holds pursuant to the provisions of the Indenture and

(3)      uninvested cash realized from the disposition of Securities.

     The Securities held by the Trust will be subject to a Purchase Right which will limit the upside potential on the Security.

     Because the Trust may sell certain Securities or reduce their percentage under certain circumstances, and because the Trust may acquire additional Securities, the Trust is not expected to retain for any length of time its present size and exact composition. See: "Administration of the Trust -- Portfolio Supervision."


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     The Trust is not a "managed"  registered  investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. Therefore, neither the Trustee nor the Sponsor has the authority to manage the Trust's assets in an attempt to take advantage of various market conditions to increase the Trust's net asset value. Further, the Sponsor may direct the disposition by the Trustee of Securities only upon the occurrence of certain events. (See "Sponsor -- Responsibility.")

     There is no assurance that the Trust will declare or pay any dividends in the future on the Securities initially deposited or to be deposited subsequently in the Trust. Neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in the Securities.

                                  RISK FACTORS

Market Risk

     There can be no assurance that the objective of the Trust will be met because the Securities may rise or fall in value, or pay dividends, depending on the full range of economic and market influences affecting:

o        the financial condition of issuers

o        the prices of equity securities in general, and

o        the stocks that this Trust buys in particular.

     If you invest in Units of the Trust, you should understand the risks inherent in any investment in common stock. The risks of investing in common stock include:

o the risk that the financial condition of one or more of the issuers of the Securities may worsen;

o        the risk that the issuer may reduce or eliminate a dividend;

o        the risk that the general condition of the stock market may weaken; and

o the risk that the value of Units will decline as the market value of the Securities decreases.

     The Sponsor can not predict the direction or scope of any of these factors. See the risks described in Part A of the Prospectus as well as those set forth below.

Fluctuating Security Value
     Common stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Investors base these perceptions upon such factors as:

o expectations regarding domestic and foreign economic, monetary and fiscal policies,

o        inflation and interest rates,

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

o        currency exchange rates, economic expansion or contraction, and

o        global or regional political, economic and banking conditions.

     The Sponsor cannot predict the direction or scope of any of these factors. Additionally, stock markets have recently been at historically high levels and we cannot give any assurance that these levels will continue. Therefore we can give no assurance that the Trust will effectively achieve its objective over its six month life. We can likewise give no assurance that future portfolios selected using the same methodology as the Trust during consecutive six month periods will meet their objectives. The Trust is not designed to be a complete equity investment program.

Purchase Right

     The value of your Units will fluctuate with the value of the stocks and the value of the Purchase Rights. The value of the Purchase Right reduces the value of your Unit. As the value of the Purchase Right increases it has a more negative impact on the value of your Unit. This increased negative impact may occur as the price of a Security is declining.

     The value of the Securities and the value of the Purchase Rights have an interrelated effect on the value of a Unit. The Evaluator values the Securities based on the closing sales price of a Security at the Evaluation Time on the date of valuation. The Evaluator values a Purchase Right at its fair market value. The value of the Purchase Rights will be affected by the value of the Securities, the volatility of the Securities and the stock markets, the remaining time to the expiration of the Purchase Rights, the level of interest rates and the dividend yields on the Securities. Additionally, the value of a Purchase Right does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as a Purchase Right approaches the Right Exercise Date, its value increasingly moves with the price of the Security subject to the Purchase Right.

     The Exercise Price for each stock held by the Trust may be adjusted downward before the Right Exercise Date triggered by certain corporate events affecting that stock. A downward adjustment to the Exercise Price will have the effect of reducing the equity appreciation that a Unit holder may receive on the Right Exercise Date. Adjustments will be made to the Exercise Price of a Security based on adjustments made by the Options Clearing Corporation ("OCC") to options on that Security. The OCC generally does not adjust option strike prices to reflect ordinary dividends but may adjust option strike prices to reflect certain corporate events such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events.

Payment Risks

     There are certain payment risks involved in owning common stocks. Risks include those arising from the fact that holders of common and preferred stocks have rights to receive payments from the issuers of those stocks. These rights are generally inferior to those of creditors of, or holders of debt obligations issued by, such issuers. Furthermore, the rights of holders of common stocks are inferior to the rights of holders of preferred stocks. Holders of common stocks of the type held in the Portfolio have a right to receive dividends only when, as and if, and in the amounts, declared by the issuer's board of directors. Holders of common stocks such as those in the Portfolio also have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for.


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

     By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors. This rate is normally on a cumulative basis. Holders of preferred stocks do not ordinarily participate in other amounts available for distribution by the issuing corporation. Issuing corporations must pay cumulative preferred stock dividends before common stock dividends.

     Any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks also have rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks entail less risk than common stocks. However, neither preferred nor common stocks represent an obligation or liability of the issuer. Therefore, they do not offer any assurance of income or provide the degree of protection of capital of debt securities.

     The issuance of debt securities, as compared with both preferred and common stock, will create prior claims for payment of principal and interest in the case of debt securities. The issuance of preferred stock, as compared with common stock, will create prior claims for payment of dividends and liquidation preferences in the case of preferred stock. These prior claims could adversely affect (1) the ability and inclination of the issuer to declare or pay dividends on its common stock or (2) the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, common stocks lack a fixed principal amount and a maturity date but have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are thus unlike debt securities which typically have a stated principal amount payable at maturity; the amount payable will be subject to market fluctuations before the payment is made. Common stocks also differ from preferred stocks which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions. Additionally, market timing and volume trading will also affect the underlying value of Securities, including the Sponsor's buying of additional Securities and the Trust's selling of Securities during the Liquidation Period.

     The value of the Units will fluctuate depending on all the factors that have an impact on the economy and the equity markets. These factors similarly impact on the ability of an issuer to distribute dividends. There is no assurance that any dividends will be declared or paid in the future on the Securities. The Sponsor may direct the Trustee to dispose of Securities only upon the occurrence of certain events. (See "Sponsor -- Responsibility"). However, the Trustee will not dispose of Securities solely as a result of normal fluctuations in market value.

     The Sponsor may deposit additional Securities and may continue to sell Units of the Trust even though one or more of the Securities no longer remains among the Low Five on the date of deposit of the additional Securities and even if the Security is no longer in the DJIA or the Sponsor has a sell recommendation on the Security.

Deferred Sales Charge

     It is anticipated that Securities generally will not be sold to pay the Deferred Sales Charge until after the last Deferred Sales Charge Deduction Date. Unit holders will be at risk with respect to changes in the market value of Securities between the accrual of each monthly deferred sales charge and the actual sale of Securities to satisfy the payment of the Deferred Sales Charge.


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

Early Termination

     The Trust has a mandatory termination date set forth under Part A -- "Summary of Essential Information," but may be terminated earlier if certain events occur (see "Termination"), including a reduction in the value of the Trust below the value set forth under Part A -- Summary of Essential Information."

Litigation

     Except as stated above, the Sponsor does not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio. At any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, which may have a material adverse effect on the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. Future litigation, legislation, regulation or deregulation may have a material adverse effect on the Portfolio and may impair the ability of the issuers of the Securities to achieve their business goals.

                                  UNIT CREATION

Deposit of Securities

     On the date that the Trust was created, the Sponsor deposited with the Trustee certain securities and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of the Securities, each subject to a Purchase Right held by a Right Holder. The Securities were deposited at prices equal to their market value as determined by the Evaluator, which value has been reduced to reflect the Trust's obligation under the Purchase Right. The Sponsor created the Trust simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture and the Reference Trust Agreement. The Trustee then immediately recorded the Sponsor as owner of the units comprising the entire ownership of the Trust.

     Through this prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Units (the "Unit Holders" the "Unitholders" or the "Unit Holder," as the context requires) will have the right to have their Units redeemed at a price based on the market value of the Securities if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. A secondary market for Units is a market where Units are bought and sold after their original issue. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender by a Unit Holder of Units for redemption. The Trustee has not participated in the selection of Securities for the Trust. The Sponsor or the Trustee will not be liable in any way for any default, failure or defect in any Securities.

     With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the number of shares of each Security in the Portfolio. You may find the original proportionate relationships on the Initial Date of Deposit in the "Schedule of Portfolio Securities." The original proportionate relationships are subject to adjustment under certain limited circumstances. See: "Administration of the Trust-Portfolio Supervision." Under the Indenture and Agreement, the Sponsor can deposit additional Securities and contracts to purchase additional Securities together with a letter of credit and/or cash or a letter of credit in lieu of cash. Any additional Securities deposited will be subject to a Purchase Right with the same Exercise Price and the same Right Exercise Date as the Purchase Right initially deposited. Any such additional deposits made in the 90 day period following the creation of the Trust will consist of securities of the same issuers as those already in the Trust. These deposits will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security and any cash in the Portfolio. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons.


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

     This Prospectus may be used to continuously offer additional Units for sale to the public. After the 90 day period following the Initial Date of Deposit any deposit of additional Securities and cash must replicate the portfolio exactly as it was immediately before that deposit.

     The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. These acquisitions may tend to raise the market prices of these Securities. To minimize the risk of price fluctuations when purchasing Securities, the Trust may purchase Securities at the closing price as of the Evaluation Time. To do so, the Trust may enter into trades with unaffiliated broker/dealers for the purchase of large quantities of shares. These trades will be entered into at an increased commission cost which the Trust will bear. See "Summary of Essential Information." The Sponsor cannot currently predict the actual market impact of the Sponsor's purchases of additional Securities because it does not know the actual volume of Securities to be purchased and the supply and price of the Securities.

     Units will be sold by the Sponsor to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the Sponsor will reject the investor's order. The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units or because of its inability to sell Purchase Rights. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as enough Units can be created. You will be deemed to have placed a new order for that number of Units each day until that order is accepted. The Sponsor will execute your order, when Units are available, at the Public Offering Price next calculated after the Sponsor accepts your continuing order. You will, of course, be able to revoke your purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received. The Sponsor will first fill orders received first. However, the Sponsor will accept indications of interest prior to the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness according to the order in which the Sponsor receives the indications of interest.

     On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential Information." Thereafter, if you redeem any Units, the amount of Securities in the Trust will decline, and the fractional undivided interest represented by each remaining Unit in the balance of the Trust will increase. However, if the Trust issues Additional Units, the aggregate value of the Securities in the Trust will increase by amounts allocable to such Additional Units and the fractional undivided interest in the Trust will fall. Units will remain outstanding until you or any Unit Holder, including the Sponsor, redeem them upon tender to the Trustee, or until the termination of the Trust on the terms specified in the Indenture and Agreement.

     All of the Securities are publicly traded on the New York Stock Exchange. The contracts to purchase Securities deposited initially in the Trust are expected to settle in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of Units purchased on the date of this prospectus. The Sponsor will receive the purchase price of the Units before it pays for the Securities and will benefit from the use of the cash during this period.



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                             TAX STATUS OF THE TRUST

     In the opinion of Cahill Gordon & Reindel, special counsel for the Sponsor, under existing Federal income tax law:

     The Trust is not an association taxable as a corporation for Federal income tax purposes. Income received by the Trust will be treated as income of the Unit Holders in the manner set forth below.

     Under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended, each Unit Holder will be considered to be the owner of a pro rata portion of each asset in the Trust. The total tax cost of each Unit purchased solely for cash will equal the cost of Units, including the Initial Sales Charge. A Unit Holder should determine the tax cost for each asset represented by the Unit Holder's Units purchased solely for cash by allocating the sum of the total cost for such Units, including the Initial Sales Charge, and the fair market value of the Unit Holder's pro rata portion of the Trust's obligations under the Purchase Rights among the assets in the Trust represented by the Units in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Units.

     The proceeds actually received by a Unit Holder upon termination of the Trust or redemption of Units will be net of the Deferred Sales Charge, the Creation and Development Fee and the charge for organizational expenses. The relevant tax reporting forms sent to Unit Holders will also reflect the actual amounts paid to them after deduction for the Deferred Sales Charge, the charge for organizational expenses and the Creation and Development Fee. Accordingly, you should not increase the total cost for your Units by the amount of the Deferred Sales Charge, the charge for organizational expenses or the Creation and Development Fee.

     You as a Unit Holder will be considered to have received all of the dividends paid on your pro rata portion of each Security when the Trust receives such dividends including the portion of such dividend used to pay ongoing expenses. In the case of a corporate Unit Holder, such dividends will qualify for the 70% dividends received deduction for corporations to the same extent as if the corporate Unit Holder held the dividend paying stock subject to the Purchase Right directly. You as an individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for your pro rata share of fees and expenses paid by the Trust as if you paid such fees and expenses directly. You are entitled to this deduction only to the extent that this amount together with your other miscellaneous deductions exceed 2% of your adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.


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


     Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to you or to your agent of your pro rata share of the Securities in kind upon redemption or termination of the Trust will not be a taxable event to you. Your basis for Securities so distributed will be equal to your basis for the same Securities, previously represented by your Units, before such distribution. The holding period for such Securities should include the period during which you held the Units. You will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when you dispose of such Securities in a taxable transfer.

     You as a Unit Holder will be treated as having assumed the obligations under the Purchase Right contract with the Right Holder with respect to your pro rata portion of the related Securities in exchange for an amount equal to your pro rata portion of the fair market value of the Trust's obligations under the Purchase Rights (the "Right Assumption Amount"). The amount deemed to have been received by you as consideration for assuming the obligations under the Purchase Right contract is not currently taxable to you. If the Purchase Right is not exercised on the Right Exercise Date or otherwise lapses or terminates, you will recognize a short-term capital gain equal to your pro rata portion of the Right Assumption Amount. If the Purchase Right is exercised by the holder thereof, you will be deemed to have sold your pro rata portion of the Securities subject to that Purchase Right and realized an amount equal to your pro rata portion of the sum of the Exercise Price plus the Right Assumption Amount. You will recognize taxable capital gain equal to the excess of such amount realized by you over your adjusted tax cost.

     Upon a sale of all or some of your Units, you will be treated as having sold the pro rata portion of the Securities underlying the Units sold. You will be treated as having received total consideration ("Total Consideration") equal to the sum of (1) the actual consideration received by you from the purchaser and (2) an additional amount equal to the pro rata portion of the aggregate fair market value of the Purchase Right on the date of sale (the "Additional Consideration"). You generally will recognize gain or loss with respect to each Security underlying the Units sold equal to the difference between the portion of the Total Consideration allocated to such Security and your adjusted tax cost for such Security. The difference between your pro rata portion of the Right Assumption Amount with respect to each Security and the Additional Consideration attributable thereto will be recognized by you as short-term capital gain or loss.

     Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation. These tax laws will treat the income of the Trust as the income of the Unit Holders.

     If the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security (other than a sale pursuant to the Purchase Right which is discussed above) exceed your adjusted tax cost allocable to the Security disposed of, you will realize a taxable gain to the extent of such excess. Conversely, if the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security are less than your adjusted tax cost allocable to the Security disposed of, you will realize a loss for tax purposes to the extent of such difference. However, upon reinvestment of proceeds in a New Series in connection with an exchange or non-In-Kind Rollover, the Internal Revenue Service may seek to disallow such loss to the extent that
(1) the underlying securities in each trust are substantially identical and (2) the purchase of units of the New Series takes place less than thirty-one days after the sale of the underlying Security. Under the Internal Revenue Code, capital gain of individuals, estates and trusts from Securities held for more than one year is subject to a maximum nominal tax rate of 20%. Such capital gain may, however, result in a disallowance of itemized deductions and/or affect a personal exemption phase-out. The capital gain rate of 20% will be unavailable to you with respect to those Securities which you have held for less than a year and a day at the time of sale. Because the term of the Trust is less than one year, this includes all sales by the Trust or the Distribution Agent.

     From time to time Congress considers proposals to reduce the rate of the dividends received deduction. This type of legislation, if enacted into law, would reduce the after-tax return to investors who can take advantage of the deduction.

     Foreign Unit Holders (including nonresident alien individuals, foreign corporations, and foreign partnerships) not engaged in a U.S. trade or business generally will be subject to a 30% withholding tax (or lower applicable treaty rate) on dividend distributions.

     You should consult your tax advisor with respect to the application of the above general information to your own personal situation.

                                RETIREMENT PLANS

     Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. If you are considering participation in any such plan you should review specific tax laws and pending legislation relating to the plan and should consult attorneys or tax advisors with respect to the establishment and maintenance of any such plan.

                            PUBLIC OFFERING OF UNITS

Public Offering Price

     The Public Offering Price of the Units is calculated on each business day by the following formula: the aggregate market value of the Portfolio Securities and other Trust assets, as determined by the Evaluator, next computed after receipt of a purchase order is reduced by Trust liabilities and the value of Purchase Rights and then divided by the number of Units outstanding. The sales charge shown in the table in the Volume Discount section is added to the net asset value per Unit. The Units outstanding may be split to create greater or fewer units (a reverse split). The Sponsor may add to the Public Offering Price commissions and any other transactional costs, if any, in connection with the deposit of additional Securities or contracts to purchase additional Securities for the creation of Additional Units. After the Initial Date of Deposit, the Sponsor will add to the Public Offering Price a proportionate share of amounts in the Income Account and Principal Account and amounts receivable in respect of stocks trading ex-dividend, other than money required to be distributed to Unit Holders on a Distribution Date and money required to redeem tendered Units. In the event a stock is trading ex-dividend at the time of deposit of additional Securities, the Sponsor will add to the Public Offering Price an amount equal to the dividend that would be received if such stock were to receive a dividend. The Public Offering Price per Unit is calculated to five decimal places and rounded up or down to three decimal places. The Public Offering Price on any particular date will vary from the Public Offering Price on the Initial Date of Deposit, set forth in the "Summary of Essential Information," in accordance with:

o        fluctuations in the aggregate market value of the Securities

o        the amount of available cash on hand in the Trust

o the amount of Trust fees, expenses and liabilities and the value of the Purchase Rights.

     A portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs include:

o the cost of the preparation of documents relating to the Trust, federal and state registration fees

o        the initial fees and expenses of the Trustee

o        legal expenses

o        any other out-of-pocket expenses.

     The Sponsor will receive the estimated organization costs as of the close of the initial offering period. The Trustee will advance this amount and recover its advance from the proceeds of the sale of Securities at the termination of the Trust.

     As more fully described in the Indenture, the Evaluator determines the aggregate market value of the Securities based on closing prices on the day it makes the valuation as described under "Rights of Unit Holders -- Computation of Redemption Price per Unit." If there are no such reported prices, the Evaluator takes into account the same factors referred to under "Rights of Unit Holders -- Computation of Redemption Price per Unit." The value of the Securities and the value of the Purchase Rights have an interrelated effect on the value of a Unit. The Evaluator values the Securities based on the closing sales price of a Security at the Evaluation Time on the date of valuation. The Evaluator values the Purchase Rights at their fair market values. The value of the Purchase Rights will be affected by the value of the Securities, the volatility of the Securities, the remaining time to the expiration of the Purchase Rights, the level of interest rates and the dividend yields on the Securities. Determinations are effective for transactions effected after the last preceding determination.

Sales Charge

     The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. To compute the Initial Sales Charge, deduct the Deferred Sales Charge of $ per 1,000 Units from the total sales charge. The Initial Sales Charge that a Unit Holder pays may be more or less than the Initial Sales Charge on the Initial Date of Deposit because of the fluctuation of the value of the Securities from that on the Initial Date of Deposit. The Deferred Sales Charge will initially be $ per 1,000 Units but will decline each month by one tenth. The Deferred Sales Charge will be paid through monthly payments of $ per 1,000 Units per month commencing on the first Deferred Sales Charge Payment Date shown on the Summary of Essential Information. If the Unit price exceeds $1.00 per Unit, the Deferred Sales Charge will be less than %; if the Unit price is less than $1 per Unit, the Deferred Sales Charge will exceed %. The Initial Sales Charge, Deferred Sales Charge and Creation and Development Fee will not exceed % of the Initial Offering Price. To the extent that the entire Deferred Sales Charge relating to your Units has not been paid at the time of repurchase, redemption or exchange of the Units, any unpaid amount will be deducted from the sale, redemption or exchange proceeds or in calculating an in kind distribution.

     For purchases of Units with a value of $50,000 or more, we will reduce the Initial Sales Charge on a graduated basis as shown below under "Volume Discount." If you acquire Units of the Trust pursuant to an exchange of units of a different unit investment trust you will not have to pay an initial sales charge at the time of the exchange. However, these Units acquired will be subject to the Deferred Sales Charge.

Public Distribution

     During the initial public offering period (i) for Units issued on the Date of Deposit and (ii) for additional Units issued after this date in respect of additional deposits of Securities, Units will be distributed to the public by the Sponsor and through dealers at the Public Offering Price, calculated on each business day. The initial offering period is 30 days unless all Units are sold beforehand in which case the initial public offering period will terminate. The initial public offering period may be extended by the Sponsor so long as additional deposits are being made or Units remain unsold. Upon termination of the initial offering period, in each case, unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price calculated daily.

     The Sponsor directly and through dealers will distribute to the public, at the Public Offering Price determined as provided above, Units issued on the Initial Date of Deposit and Additional Units issued in respect of additional deposits of Securities. The Sponsor will sell Units to dealers at prices which reflect the concession listed in the Volume Discount section. They may offer to the public unsold Units or Units acquired by the Sponsor in the secondary market referred to below, by this Prospectus at the then current Public Offering Price determined as provided above.

     The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National
Association of Securities Dealers, Inc. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

     In addition, sales of Units may be made pursuant to distribution arrangements with certain banks. These banks are subject to regulation by the Office of the Comptroller of the Currency and are acting as agents for their customers. A portion of the sales charge that these customers pay is retained by or remitted to these banks in an amount equal to the amount customarily received by an agent for acting in that capacity in connection with the purchase of Units.

Secondary Market

     While not obligated to do so, the Sponsor presently intends to maintain a secondary market for Units. If the Sponsor maintains the market it will offer to repurchase Units from Unit Holders at the Sponsor's Repurchase Price. The Sponsor computes the Repurchase Price in the same manner as the Redemption Price is calculated. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units.

     In addition, after the initial offering period, the Sponsor's Repurchase Price will be reduced to reflect the estimated costs of liquidating the Securities to meet redemption requests. The only sales charge incurred when a Unit Holder sells Units back to the Sponsor is the payment of the unpaid portion of the Deferred Sales Charge. The Sponsor may reoffer to the public any Units repurchased by the Sponsor at the Sponsor's Repurchase Price. The reoffering price will be the then current Public Offering Price. The Sponsor will bear any profit or loss resulting from the resale of those Units.

     The Sponsor may temporarily or permanently discontinue the repurchase of Units of this series at the Sponsor's Repurchase Price if the supply of Units exceeds demand or for any other business reason. In such event, although under no obligation to do so, the Sponsor may, as a service to you, offer to repurchase Units at the "Redemption Price." You may redeem your Units through the Trustee.

     The Sponsor may, of course, redeem any Units that it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor will consider in making this determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of these units and its estimate of the time required to sell these units and general market conditions.

Profit of Sponsor

     The Sponsor receives a sales charge on Units sold to the public and to dealers. The Sponsor may have also realized a profit or sustained a loss on the deposit of the Securities in the Trust. This profit or loss represents the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. For a description of this profit or loss and the amount of such difference on the Initial Date of Deposit see "Summary of Essential Information." The Sponsor may realize a similar profit or loss in connection with each additional deposit of Securities. In addition, the Sponsor may have acted as broker in transactions relating to the purchase of Securities for deposit in the Trust. During the initial public offering period the Sponsor may realize additional profit or sustain a loss due to daily fluctuations in the prices of the Securities in the Trust and thus in the Public Offering Price of Units the Sponsor receives. If the Sponsor receives cash from the Unit Holders before to the settlement date for purchase of Units or before the payment for Securities upon their delivery, the Sponsor may use the cash in the Sponsor's business and may benefit from the use of the cash.

     The Sponsor may also realize a profit through receipt of the Creation and Development Fee. This fee compensates the Sponsor for the creation and development of the Trust's objective and policies, Portfolio composition and size and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. The Sponsor may also realize profits or sustain losses while maintaining a secondary market in the Units. These profits or losses are the amount of any difference between the prices at which the Sponsor buys Units and the prices, including a sales charge, at which the Sponsor resells such Units or the prices at which the Sponsor redeems such Units, as the case may be.

Volume Discount

     Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced. The Sponsor may also discontinue the discount altogether.

     The sales charge for the Trust in the primary market will be reduced pursuant to the following graduated scale for sales to any person of Units with a value of $50,000 or more. The sales charge in the secondary market, which will decline as shown on the following graduated scale, consists of an Initial Sales Charge and the remaining portions of the Deferred Sales Charge.




                                                                                     Dealer            Secondary Market
                                                    Primary Market                 Concession        Initial Sales Charge
                                        ________________________________________  _____________    ______________________
                                         Percent of    Percent of     Deferred       Percent of       Percent of      Percent of
                                      Public Offering   Net Amount  Sales Charge  Public Offering   Public Offering   Net Amount
                                          Price          Invested  per 1,000 Units     Price          Price            Invested
Purchases
__________________________________    _______________  ___________  _______________ ______________   ________________ _____________
Less than $50,000................
$50,000-$99,999..................
$100,000-$249,999................
$250,000 or more.................


-----------------

*        Deferred Sales Charge only.

     The reduced sales charges as shown on the chart above will apply to all purchases of Units in any fourteen-day period which qualify for the volume discount by the same person, partnership or corporation, other than a dealer, in the amounts stated herein, and for this purpose, purchases of Units of this Trust will be aggregated with concurrent purchases of Units of any other trust that may be offered by the Sponsor.

     Units held in the name of your spouse or in the name of your child under the age 21 or in the name of an entity controlled by you are deemed for the purposes hereof to be acquired in your name. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.

Employee Discount

     The Sponsor intends, at the discretion of the Sponsor, to permit employees of Prudential Securities Incorporated and its subsidiaries and affiliates to purchase Units of the Trust at a price equal to the net asset value of the Securities in the Trust divided by the number of Units outstanding plus a reduced sales charge equal to the Deferred Sales Charge per Unit, subject to a limit of 5% of the Units.

                             RIGHTS OF UNIT HOLDERS

Ownership of Units

     You are required to hold your Units in uncertificated form. The Trustee will credit your account with the number of Units you hold. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer. Any sums payable for taxes or other governmental charges imposed upon these transactions must be paid by you and you must comply with the formalities necessary to redeem Units.

Certain Limitations

     The death or incapacity of any Unit Holder will not operate to terminate the Trust. Your death or incapacity will not entitle your legal representatives or heirs to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

Voting of the Portfolio Securities

     No Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust as prescribed in the Indenture. Unit Holders have no right to control the operation or administration of the Trust in any manner.

Distribution

     Cash amounts received by the Trust will be distributed as set forth below on a pro rata basis to Unit Holders of record as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units. Because the expenses of the Trust may exceed the dividend income received by the Trust there can be no assurance that there will be any amounts available for distribution to Unit Holders.

     The Record Dates and the Distribution Dates are set forth in Part A of this Prospectus. See "Summary of Essential Information." The distributions will be an amount equal to:

o the Unit Holder's pro rata portion of the amount of dividend income received by the Trust plus

o proceeds of the sale of Portfolio Securities, including capital gains, not used for the redemption of Units, if any, less

o the Trustee's fees and expenses and less the Sponsor's portfolio supervision fees.

     Distributions for the account of beneficial owners of Units registered in "street name" that the Sponsor holds will be made to the investment account of such beneficial owners maintained with the Sponsor. Whenever regulatory or tax purposes require or wherever the Sponsor directs, the Trustee may make special distributions on special distribution dates to Unit Holders of record on special record dates that the Trustee declares.

     The Trustee credits dividends payable to the Trust as a holder of record of its Securities to an Income Account, as of the date on which the Trust is entitled to receive those dividends. The Trustee credits to a Principal Account other receipts, including (1) return of investment and gain and (2) amounts received upon the sale, pursuant to the Indenture and Agreement, of rights to purchase other Securities distributed in respect of the Securities in the Portfolio. The Trust will distribute the following to each Unit Holder as of a Record Date on the next following Distribution Date or shortly thereafter. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. The distribution shall consist of:

o an amount approximately equal to the dividend income per Unit, after deducting estimated expenses, if any, plus

o        your pro rata share of the distributable cash balance of the Principal
         Account.

The Trustee will hold proceeds it receives from the disposition of any of the Securities which are not used for redemption of Units in the Principal Account until it distributes those proceeds on the Distribution Date following receipt of them. The Trustee does not need to make a distribution from the Principal Account if the balance therein is less than $1.00 per 1,000 Units outstanding. Funds the Trustee holds in the various accounts created under the Indenture are non-interest bearing to Unit Holders. The Trustee receives the benefit of holding such funds which are interest bearing to it.

     As of each Distribution Date the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust. (See "Expenses and Charges.") The Trustee may also withdraw from these accounts the amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets for purposes of determining the amount of distributions until such time as the Trustee shall return all or any part of those amounts to the appropriate account. In addition, the Trustee may withdraw from the Income Account and the Principal Account those amounts as may be necessary to cover redemption of Units by the Trustee. (See "Rights of Unit Holders.")

     It is anticipated that the deferred sales charge will reduce the Principal Account and that amounts in the Principal Account will be sufficient to cover the cost of the deferred sales charge. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unit Holders' deferred sales charge obligations. Although the Sponsor has the right to collect the deferred sales charge monthly, in order to keep Unit Holders as fully invested as possible, it is anticipated that no Securities will be sold to pay the deferred sales charge to the Sponsor until after the Termination Date set forth in the Summary of Essential Information.

     The Trustee will follow a policy that it will place Securities acquisition or disposition transactions with a broker or dealer only if it expects to obtain favorable prices and executions of orders. The Trustee generally makes transactions in Securities held in the Trust in brokerage transactions, as distinguished from principal transactions. In connection with the brokerage transactions, the Sponsor may act as broker and receive commissions if the Trustee expects to obtain the most favorable prices and execution. In placing Securities transactions, the Trustee will not consider the furnishing of statistical and research information to the Trustee by any of the securities dealers through which the Trustee executes transactions.

Tender of Units for Redemption

     Units may be tendered to the Trustee for redemption at its unit investment trust office at 101 Barclay Street, New York, New York 10286, upon delivery of a request for redemption and payment of any relevant tax. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

     You must have your signature guaranteed by an officer of a national bank or trust company or by a member firm of either the New York, Midwest or Pacific Stock Exchanges. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

     Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, you will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" in Part A on the date of tender (see "Rights of Unit Holders -- Computation of Redemption Price per Unit"). The "date of tender" is deemed to be the day on which Units are received by the Trustee. For Units received after the Evaluation Time, the date of tender is the next day on which the New York Stock Exchange is open for trading, and these Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price computed on that day.

     The Trustee will sell Securities to redeem Units unless it redeems Units in kind. The Trustee will sell the Securities to a purchaser subject to the Purchase Right. In kind distributions (the "In Kind Distribution") will take the form of whole shares of Securities subject to Purchase Rights. Because of the minimum amounts in which the Purchase Rights must be traded, the proceeds of Securities sold subject to their Purchase Rights may exceed the amount required at the time to redeem Units. These excess proceeds will be distributed to Unit Holders. Cash will be distributed instead of fractional shares. The cash and the whole shares will aggregate an amount equal to the Redemption Price per Unit.

     Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available. To the extent that Units are redeemed, the size of the Trust will be reduced.

     The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption for any period during which the New York Stock Exchange is closed, other than for weekend or holiday closing, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which a disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Neither the Trustee nor the Sponsor is liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

Purchase by the Sponsor of Units Tendered for Redemption

     The Indenture requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor is maintaining a secondary market for Units, the Sponsor, before the close of business on the day of tender, may purchase any Units tendered to the Trustee for redemption by making payment for the Units in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee, i.e., you will receive the Redemption Price from the Sponsor within 7 days of the date of tender (see "Public Offering of Units -- Secondary Market"). Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering of Units -- Public Offering Price"). Any profit resulting from the resale of such Units will belong to the Sponsor, which likewise will bear any loss resulting from a reduction in the offering or redemption price after its acquisition of those Units (see "Public Offering of Units -- Profit of Sponsor").

Computation of Redemption Price per Unit

     The Redemption Price per Unit of the Trust is determined by the Trustee as of the Evaluation Time on the date any such determination is made. The Trust Evaluation per Unit is determined as of the Evaluation Time stated under "Summary of Essential Information." The Redemption Price per Unit is your pro rata share, determined by the Trustee, of:

o        the aggregate value of the Securities in the Trust,

o cash on hand in the Trust including dividends receivable on stocks trading ex-dividend as of the date of computation and

o        any other assets of the Trust, less

o        the value of the Purchase Rights,

o amounts representing taxes and governmental charges payable out of the Trust,

o        liabilities of the Trust,

o the accrued but unpaid expenses of the Trust and accrued Deferred Sales Charges and the Deferred Sales Charge balance, and

o cash held for distribution to Unit Holders of record as of the date prior to the evaluation.

         The Trustee shall determine the aggregate value of the Securities in good faith in the following manner:

o the evaluation is generally based on the closing trade prices as of the Evaluation Time on the New York Stock Exchange (unless the Trustee deems these prices inappropriate as a basis for valuation) or,

o if there is no closing trade price on that exchange, at the mean between the closing bid and asked prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on that exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless the Trustee deems these prices inappropriate as a basis for evaluation).

     If current bid or closing prices are unavailable, the Trustee shall use any
of  the  following   methods  which  the  Trustee  deems  appropriate  to  value
Securities:

o        on the basis of current bid prices for comparable securities,

o by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee,

o        on the basis of the last trade price of the Security or

o        by any combination of the above, each as of the Evaluation Time.

                                 EXCHANGE OPTION

     You may elect to exchange any or all of your Units of this Series of the National Equity Trust for units of one or more of any other Series in the Prudential Securities Incorporated family of unit investment trusts or for any units of any additional trusts that may from time to time be made available by the Sponsor (the "Exchange Trusts").

     Such an exchange is implemented by a sale of Units and a purchase of the units of an Exchange Trust. You may acquire these units at prices based on a reduced sales charge per unit. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Holder who wishes to exchange units the cost savings resulting from such exchange. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the Exchange Option.

     Each Exchange Trust has different investment objectives. You should read the Prospectus for the applicable Exchange Trust carefully to determine the investment objective before exercise of this option.

     This option will be available provided that (1) the Sponsor maintains a secondary market in units of the applicable Exchange Trust and (2) units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the jurisdiction in which the Unit Holder is a resident. While the Sponsor presently intends to maintain a secondary market for the units of Exchange Trusts, there is no obligation on its part to do so. Therefore, we do not promise that a market for units will in fact exist on any given date in which you wish to sell or exchange Units. Thus, we do not promise that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. The Sponsor will give sixty days notice before the date of the termination of or a material amendment to the Exchange Option. However, the Sponsor will not have to give notice in certain circumstances approved by the Securities and Exchange Commission. In the event the Exchange Option is not available to you at the time you wish to exercise such option, we will immediately notify you and we will not take any action with respect to your tendered Units without further instruction from you.

     To exercise the Exchange Option, a Unit Holder should notify the Sponsor of his desire to exchange his Units for one or more units of the Exchange Trusts. Upon the exchange of Units of the Trust, any Deferred Sales Charge balance will be deducted from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, the Unit Holder may select the series or group of series for which he desires his Units to be exchanged. The Unit Holder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

     Units of the Exchange Trust trading in the secondary market maintained by the Sponsor, if so maintained, will be sold to the Unit Holder at a price equal to the aggregate bid side evaluation per unit of the securities in that portfolio and the applicable sales charge of $15 per unit of the Exchange Trust for a trust with a 1 unit minimum purchase. The reduced sales charge for units of any Exchange Trust acquired during the initial offering period for such units will result in a price for such units equal to the offering side evaluation per unit of the securities in the Exchange Trust's portfolio plus accrued interest, if any, plus a reduced sales charge of $25 per Exchange Trust unit.

     You may make exchanges in whole units only. We will return any excess proceeds from the surrender of your Units. Alternatively, you may make up any difference between (1) the amount representing the Units being submitted for exchange (2) and the amount representing the units being acquired up to the next highest number of whole units.

     Unit Holders of any registered unit investment trust, other than Prudential Securities Incorporated sponsored trusts, which was initially offered at a minimum applicable sales charge of 3.0% of the public offering price exclusive of any applicable sales charge discounts, may elect to apply the cash proceeds of sale or redemption of those units directly to acquire units of any Exchange Trust trading in the secondary market at the reduced sales charge of $20 per Unit, subject to the terms and conditions applicable to the Exchange Option. Units of any Exchange Trust acquired during the initial offering period for such units may be sold at a price equal to the ask side evaluation per unit of the securities in the Portfolio plus a reduced sales charge of $25 per unit. To exercise this option, you should notify your retail broker. You will be given a prospectus of each series in which you indicate interest, units of which are available. The Sponsor reserves the right to modify, suspend or terminate the option at any time without further notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per unit than the corresponding fee then charged for a unit of an Exchange Trust which is being exchanged).

     For example, assume that a Unit Holder, who has three units of a Trust with a 4.25% sales charge and a current price of $1,000 per unit, sells his units and exchanges the proceeds for units of a series of an Exchange Trust with a current price of $950 per unit and an ordinary sales charge of 4.25%. The proceeds from the Unit Holder's units will aggregate $3,300. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Holder would be able to acquire four units in the Exchange Trust for a total cost of $3,860 ($3,800 for units and $60 for the $15 per unit sales charge) by adding an extra $560 in cash. Were the Unit Holder to acquire the same number of units at the same time in the regular secondary market maintained by the Sponsor, the price would be $3,968.68 [$3,800 for the units and $168.68 for the 4.25% sales charge (4.439% of the net amount invested)].

Federal Income Tax Consequences

     An exchange of Units pursuant to the Exchange Option will constitute a "taxable event" under the Code. You will recognize a gain or loss at the time of exchange. However, if you exchange Units for units of any series of the Exchange Trusts which are grantor trusts for U.S. federal income tax purposes, the Internal Revenue Service may seek to disallow any loss incurred upon such exchange to the extent that (1) the underlying securities in each Trust are substantially identical and (2) the purchase of the units of an Exchange Trust takes place less than thirty-one days after the sale of the Units. You are advised to consult your own tax advisor as to the tax consequences of exchanging Units in your particular case.

                              EXPENSES AND CHARGES

Organization Costs

     You and the other unit holders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include:

o the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust

o        Federal and State registration fees and costs

o        the initial fees and expenses of the Trustee

o        legal and auditing expenses.

         The Sponsor will pay advertising and selling expenses at no cost to the Trust.

Trust Fees and Expenses

     The Trust fees and expenses are estimated in Part A. If the actual expenses exceed the estimate, the actual amount will be charged to the Trust. The
Sponsor's fee (the "Supervisory Fee"), earned for portfolio supervisory services, is based upon the largest number of Units outstanding during the life of the Trust. The Sponsor's fee as set forth in "Summary of Essential Information" may exceed the actual costs of providing portfolio supervisory services for this Trust. At no time will the total amount the Sponsor receives for portfolio supervisory services rendered to all series of the National Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

     Under the Indenture and Agreement for its services as Trustee, the Trustee receives an annual fee in the amount set forth in "Summary of Essential Information." The Trustee's fee and the Trust expenses accrue monthly and are payable quarterly on or before each Distribution Date from the Income Account, to the extent funds are available and thereafter from the Principal Account. Such Trustee's fee may be increased without approval of the Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor but such fee will not be increased in excess of increases in the Trustee's costs. In addition to the Trustee's fee, the Trustee receives income to the extent that it holds funds on deposit in various accounts which are non-interest bearing to Unit Holders created under the Indenture.

Creation and Development Fee

     The Sponsor may also realize a profit through receipt of the Creation and Development Fee. This fee compensates the Sponsor for the creation and development of the Trust including determining the Trust's objective and policies, Portfolio composition and size and selection of service providers and information services and for providing other similar administrative and ministerial functions. The fee is 0.25% per annum collected monthly of the net asset value and in no event will the Sponsor collect over the life of the Trust a fee of more than 0.50% of a Unit Holder's initial investment. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Securities will be sold to generate the cash needed to pay the fee.

     For its services to the Trust, the Evaluator will receive a fee in the amount set forth in "Summary of Essential Information."

Other Charges

         The Trust does or may incur the following additional charges as more fully described in the Indenture and Agreement:

o        fees of the Trustee for extraordinary services

o expenses of the Trustee, including legal and auditing expenses, and of counsel that the Sponsor designated

o        various governmental charges

o expenses and costs of any action the Trustee takes to protect the Trust and the rights and interests of the Unit Holders

o indemnification of the Trustee for any loss, liability or expenses it incurred in the administration of the Trust without negligence, bad faith, willful malfeasance or willful misconduct on its part or reckless disregard of its obligations and duties

o indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Agreement without gross negligence, bad faith, willful malfeasance or willful misconduct or reckless disregard of its obligations and duties

o expenditures incurred in contacting Unit Holders upon termination of the Trust, and

o to the extent then lawful, expenses (including legal, auditing and printing expenses) of maintaining registration or qualification of the Units and/or the Trust under Federal or State securities laws so long as the Sponsor is maintaining a market for the Units.

Payment

     The fees and expenses set forth herein are payable out of the Trust. When the Trustee pays them or when they are owed to the Trustee, they are secured by a lien on the Trust. Dividends on the Securities are expected to be sufficient to pay the estimated expenses of the Trust. If the balances in the Income and Principal Account are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay those amounts. To the extent that the Trustee sells Securities, the size of the Trust will decline and the proportions of the types of Securities may change. Such sales might be required at a time when Securities would not otherwise be sold. These sales might result in lower prices than might otherwise be realized. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

                           ADMINISTRATION OF THE TRUST

Reports and Records

     With each distribution, the Trustee will furnish to the Unit Holders a statement of the amount of dividends and other receipts, if any, distributed, expressed in each case as a dollar amount per Unit.

     Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who was a Unit Holder of record at any time during the calendar year a statement setting forth:

1.       As to the Income Account:

o        dividends and other cash amounts received

o deductions for payment of applicable taxes and for fees and expenses of the Trust and for redemptions of Units

o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

2.       As to the Principal Account:

o the dates of disposition and identity of any Securities and the net proceeds received therefrom

o deductions for payments of applicable taxes, for fees and expenses of the Trust, for portions of the Deferred Sales Charge and redemptions of Units, and

o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

3.       And the following information:

o a list of the Securities held as of the last business day of the calendar year;

o the number of Units outstanding as of the last business day of such calendar year;

o the Redemption Price Unit based on the last Evaluation made during such calendar year; and

o the amounts actually distributed during such calendar year from the Income and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for such distributions.

     The accounts of the Trust may be audited not less frequently than annually by independent certified public accountants designated by the Sponsor, and the report of such accountants will be furnished by the Trustee to Unit Holders upon request.

     The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, a current list of Securities in the Portfolio and a copy of the Indenture.
                                    AMENDMENT

     The Trustee and the Sponsor or their respective successors may amend the Indenture and Agreement from time to time without the consent of any of the Unit Holders

o to cure any ambiguity or to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision contained therein;

o to change any provision thereof as the Securities and Exchange Commission or any successor governmental agency exercising similar authority may require;

o to make such other provision in regard to matters or questions arising thereunder as shall not adversely affect the interest of the Unit Holders.

     The parties to the Indenture and Agreement may also amend that document from time to time or they may waive the performance of any of the provisions of the Indenture and Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture and Agreement or of modifying in any manner the rights of the Unit Holders, if the express written consent of Holders of Units evidencing 51% of the Units at the time outstanding under the Indenture and Agreement is obtained. No party, however, may amend the Indenture and Agreement, or waive any provision thereof, so as to (1) increase the number of Units issuable in respect of the Trust above the aggregate number specified in Part 2 of the Agreement or such lesser amount as may be outstanding at any time during the term of the Indenture except as the result of the deposit of additional Securities, as therein provided, or reduce the relative interest in the Trust of any Unit Holder without his consent, (2) permit the deposit or acquisition thereunder of securities or other property either in addition to or in substitution for any of the Securities except in the manner permitted by the Trust Indenture as in effect on the date of the first deposit of Securities or permit the Trustee to vary the investment of Unit Holders or to empower the Trustee to engage in business or to engage in investment activities not specifically authorized in the Indenture as originally adopted or (3) adversely affect the characterization of the Trust as a grantor trust for federal income tax purposes. In the event of any amendment requiring the consent of Unit Holders, the Trustee is obligated to promptly notify all Unit Holders of the substance of this amendment.

                                   TERMINATION

     The Trust may be terminated at any time by the consent of the holders of 51 % of the Units or by the Trustee upon the direction of the Sponsor when the aggregate net value of all Trust assets is less than 40% of the Securities deposited in the Trust on the Date of Deposit and subsequent thereto. However, in no event may the Trust continue beyond the Termination Date set forth under "Summary of Essential Information" in Part A. In the event of termination, written notice thereof will be sent by the Trustee to all Unit Holders.

Termination Options

     The Trust will terminate on the Termination Date set forth in the Summary of Essential Information, approximately six months after the Date of Deposit (unless terminated as set forth above). A Unit Holder's Units will be redeemed in kind on the Termination Date by distribution of the Unit Holder's pro rata share of the Securities and any cash in the Portfolio of the Trust on that date to the Distribution Agent who will act as agent for that Unit Holder.

     Securities Disposition Options--A Unit Holder who so elects by notifying the Trustee prior to the Termination Date of the Trust will have the Securities received on the Termination Date disposed of on behalf of a Unit Holder by the Distribution Agent in accordance with one or more of the following three options as elected by a Unit Holder:

1. to have such underlying Securities distributed in kind no later than the business day next following the Termination Date. Unit Holders after selling those distributed Securities will incur brokerage costs when disposing of those Securities;

2. to receive the Unit Holder's pro rata share of the cash received by the Distribution Agent (less expenses) upon the sale by the Distribution Agent of the underlying Securities attributable to Unit Holders electing this option over a period not to exceed 10 business days commencing on the Termination Date. Amounts received by the Distribution Agent over such 10 business day period representing the proceeds of the underlying Securities sold will be held by The Bank of New York in accounts which are non-interest bearing to Unit Holders and which are available for use by The Bank of New York pursuant to normal banking procedures and will be distributed to Unit Holders within 5 business days after the settlement of the trade for the last Security to be sold;

3. to invest the proceeds from the sale of the underlying Securities attributable to Unit Holders electing this option within 30 days of the Termination Date, as received. by the Distribution Agent upon the sale of those underlying Securities over a period not to exceed 10 business days commencing on the Termination Date, in units of a subsequent series of National Equity Trust as designated by the Sponsor (the "New Series") if the New Series is offered at such time. The Units of a New Series will be purchased by the Unit Holder upon the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales load upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options in a subsequent series of the Trust will occur in each New Series of the Trust approximately six months after that New Series' creation. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unit Holder's election to participate in this option will be treated as an indication of interest only. At any time before the purchase by the Unit Holder of units of a New Series, the Unit Holder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities; and

     Unit Holders who do not elect as set forth above will have their Units redeemed on the Termination Date and be deemed to have elected to receive the cash proceeds from the sale of the Unit Holder's pro rata share of the underlying Securities (option 2).

     Under each option a Unit Holder will receive the Redemption Price per Unit (net asset value) determined as of the Evaluation Time on the Termination Date. The Distribution Agent will sell the underlying Securities in the case of the second and third option over a period not to exceed 10 business days commencing on the Termination Date. The proceeds of any such sales will be reduced by any applicable brokerage commissions. The arrangement is one in which The Bank of New York will be selling the Securities as agent for the Unit Holder and is separate from the Trust which terminates on the Termination Date. The proceeds of those sales may be more or less than the value of the Securities on the Termination Date. The Sponsor, on behalf of the Distribution Agent if the Sponsor effects those sales, or the Distribution Agent if the Sponsor does not, will, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, sell on each business day during the 10 business day period at least a number of shares of each Security which then remains in the Portfolio equal to the number of those shares in the Portfolio at the beginning of that day multiplied by a fraction the numerator of which is one and the denominator of which is the number of days remaining in the 10 business day sales period. The proceeds of sale will not be distributed by the Distribution Agent until the settlement of the trade upon the sale of the last Security during the 10 business day period.

     Depending on the amount of proceeds to be invested in Units of the new series and the number of other orders for Units in the new series, the Sponsor may purchase a large amount of securities for the new series in a short period of time. The Sponsor's buying of Securities may tend to raise the market prices of these Securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the 10 business day period commencing on the Termination Date; depending on the number of sales required, the prices of, and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds to be credited to Unit Holders. The Sponsor believes that the sale of underlying Securities over a 10 business day period as described above is in the best interest of Unit Holders and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Sponsor, in implementing such sales of Securities on behalf of the Distribution Agent, will seek to maximize the sales proceeds and will act in the best interest of the Unit Holder. The proceeds of the sale of the Securities will be in an amount equal to amounts realized upon the sale of the Securities over the 10 business day period. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

     It should also be noted that Unit Holders will realize taxable capital gains or losses on the liquidation of the Securities representing their Units, but, due to the procedures for investing in the New Series, no cash would be distributed at that time to pay any taxes.

     The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unit Holder. The Sponsor may offer a subsequent trust but not within a short time period subsequent to the termination of the Trust and, consequently, such trust may not accommodate a "rollover" from the Trust. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unit Holders before the Termination Date. All Unit Holders will then elect either option 1 or option 2. There can be no assurance that any rollover or exchange from one series to another will achieve the desired tax result. The Sponsor is not a tax advisor and each Unit holder should consult his, her or its tax advisor with regard to any gains or losses on the stock in the Trust and the tax treatment thereof.

     By electing to reinvest in the new series, the Unit Holder indicates his interest in having his termination distribution from the Trust invested only in the new series created next following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unit Holders a semiannual opportunity to elect to "rollover" their termination distributions into a new series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a new series or any other security. A Unit Holder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate within a few weeks of the creation of a New Trust.

     The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

                       RESIGNATION, REMOVAL AND LIABILITY

                                     TRUSTEE

     The Trustee is The Bank of New York. It is a New York bank with its principal office located at 101 Barclay Street, New York, New York 10286. The Trustee is organized under the laws of the State of New York, is a member of the New York Clearing House Association and is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. Unit Holders should direct inquiries regarding distributions, address changes and other matters related to the administration of the Trust to the Trustee at Unit Investment Trust Division, P.O. Box 974, Wall Street Station, New York, New York 10268-0974.

Limitations On Liability

         The Trustee shall not be liable or responsible in any way for:

o depreciation or loss incurred by reason of the disposition of any moneys or Securities; or

o in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents.

     The Trustee, however, shall be liable for willful misfeasance, bad faith or negligence in the performance of its duties. The Trustee shall also be liable by reason of its reckless disregard of its obligations and duties under the Indenture and Agreement. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon the Trust which the Trustee may be required to pay under current or future laws of the United States or any other taxing authority having jurisdiction.

Responsibility

     The Trustee shall not be liable for any default, failure or defect in any Security or for any depreciation or loss by reason of any such sale of Securities or by reason of the failure of the Sponsor to give directions to the Trustee.

     Additionally, the Trustee may sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units tendered for redemption.

     Amounts received by the Trust upon the sale of any Security under the conditions set forth above will be deposited in the Principal Account when received and to the extent not used for the redemption of Units will be distributable by the Trustee to Unit Holders of record on the Record Date next prior to a Distribution Date.

     For information relating to the responsibilities of the Trustee under the Indenture, reference is also made to the material set forth under "Rights of Unit Holders" and "Sponsor-Resignation."

Resignation

     By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. The Sponsor may also remove the Trustee for any reason, either with or without cause. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If upon resignation of a trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. A successor trustee has the same rights and duties as the original trustee except to the extent, if any, that the Indenture is modified as permitted by its terms.

                                    EVALUATOR

         The Evaluator is [                                    ].

Limitations on Liability

     The Trustee, Sponsor and Unit Holders may rely on any evaluation that the Evaluator furnished and shall have no responsibility for its accuracy. The Evaluator shall make determinations under the Indenture in good faith upon the basis of the best information available to it. However, the Evaluator shall be under no liability to the Trustee, the Sponsor or Unit Holders for errors in judgment. This provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.
Responsibility

     The Indenture requires the Evaluator to evaluate the Securities in a Trust on the last business day of June and December in each year, on the day on which any Unit is tendered for redemption and on any other day the Trustee desires or the Sponsor requests such evaluation. For information relating to the responsibility of the Evaluator to evaluate the Securities, see "Public Offering of Units--Public Offering Price."

Resignation

     The Evaluator may resign or the Sponsor may remove him. In such an event, the Sponsor must use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                                     SPONSOR

     Prudential Securities Incorporated ("Prudential Securities") is a Delaware corporation and is engaged in the underwriting, securities and commodities brokerage business and is a member of the New York Stock Exchange, Inc., other major securities exchanges and commodity exchanges and the National Association of Securities Dealers, Inc. Prudential Securities, a wholly owned subsidiary of Prudential Securities Group Inc. and an indirect wholly-owned subsidiary of The Prudential Insurance Company of America, is engaged in the investment advisory business. Prudential Securities has acted as principal underwriter and managing underwriter of other investment companies. In addition to participating as a member of various selling groups or as an agent of other investment companies, Prudential Securities executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

Limitations on Liability

     The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Indenture. The Sponsor shall be under no liability to the Trust or to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Likewise, the Sponsor shall not be liable or responsible in any way for any default, failure or defect in any Security or for depreciation or loss incurred by reason of the disposition of any Security. The Sponsor will, however, be liable for (1) its own willful misfeasance, (2) willful misconduct, (3) bad faith, (4) gross negligence or (5) reckless disregard of its duties and obligations under the Agreement.

Responsibility

     The Trust is not a managed registered investment company. Securities will not be sold by the Trustee to take advantage of ordinary market fluctuations.

     Although the Sponsor and Trustee do not presently intend to dispose of Securities, the Indenture permits the Sponsor to direct the Trustee to dispose of any Security upon the happening of certain events, including, without limitation, default under certain documents or other occurrences, including legal actions which might adversely affect future declaration and payment of dividends, institution of certain legal proceedings, and a decline in market price to such an extent, or such other adverse market or credit factor, as in the opinion of the Sponsor would make retention of a Security detrimental to the Trust and to the interests of the Unit Holders or if required to pay the Deferred Sales Charge. The Sponsor may instruct the Trustee to tender a Security for cash or sell the Security on the open market when in its opinion it is in the best interest of the Unit Holders to do so in the event of a public tender offer or merger or acquisition announcement.

     The Sponsor and/or an affiliate thereof intend to continuously monitor developments affecting the Securities in the Trust in order to determine whether the Trustee should be directed to dispose of any such Securities.

     It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer failed to declare or pay or the Sponsor anticipates such issuer will fail to pay or declare anticipated dividends with respect thereto. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, or split-up by the issuer of a Security included in the original Portfolio, the Trust may under certain circumstances hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits.

     Any securities so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. Within five days after the deposit of securities in exchange or substitution for any of the underlying Securities, the Trustee is required to give notice thereof to each Unit Holder, identifying the Securities eliminated and the Securities substituted therefor. Except as otherwise set forth in the Prospectus, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

     The proceeds resulting from the disposition of any Security in the Trust will be distributed as set forth under "Rights of Unit Holders--Distribution" to the extent such proceeds are not utilized for the purpose of redeeming Units or paying Trust expenses.

Resignation

     If at any time the Sponsor shall resign under the Indenture or shall fail to perform or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Indenture directs the Trustee to either (1) appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission, (2) act as Sponsor itself without terminating the Trust or (3) terminate the Trust. The Trustee will promptly notify Unit Holders of any such action.

Code of Ethics

     The Sponsor in connection with the Trust has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Trust portfolio transactions. Persons subject to the code of ethics are permitted to invest in securities including securities that may be held by the Trust. The goal of the code is to prevent fraud, deception or misconduct against the Trust and to provide reasonable standards of conduct. See the back cover of the Prospectus for information on obtaining a copy of the code of ethics.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the Units offered hereby have been passed upon by Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor.

                              INDEPENDENT AUDITORS

     The financial statement included in this Prospectus has been audited by Deloitte & Touche LLP, certified public accountants, as stated in their report appearing herein, and is included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

--------------------------------------------------------------------------------

     You should rely only on the information contained in this Prospectus. We have not authorized anyone to represent to you or provide to you information that is different. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.
--------------------------------------------------------------------------------

                     ---------------------------------------


                              NATIONAL EQUITY TRUST
                Low Five Portfolio Equity Participation Series 1

                                     [LOGO]

                     ---------------------------------------


                                     Sponsor

                       Prudential Securities Incorporated
                                One Seaport Plaza
                                199 Water Street
                            New York, New York 10292

                                     Trustee
                              The Bank of New York
                               101 Barclay Street
                            New York, New York 10286

                      This Prospectus does not contain complete information about the investment company filed with the Securities and Exchange Commission in Washington, D.C. under the:

                      o        Securities Act of 1933
                               (file no. 333-     ) and

                      o        Investment Company Act of 1940
                               (file no. 811-5046).

                          Information about the Trust can be reviewed and copied at Public Reference Room of the Commission, 450 Fifth Street, N.W.,
                          Washington, D.C.  20549-6009.

                          Call:   1-202-942-8090 for information about
                                  the Public Reference Room
                          Visit: the EDGAR database of the SEC's website at http://www.sec.gov for reports and other information about the Trust. Copies may be obtained, after paying a duplicating fee, by writing the Commission or by electronic request to publicinfo@sec.gov.

                                    PART II.

                ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                       CONTENTS OF REGISTRATION STATEMENT

Item A - Bonding Arrangements

     The employees of Prudential Securities Incorporated are covered under Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.

Item B - Contents of Registration Statement

         This Registration Statement on Form S-6 comprises the following papers and documents:
               The cross-reference sheet.
               The Prospectus.
               Signatures.
               Written consents of the following persons:
                           Cahill Gordon & Reindel (included in Exhibit 5).
                          *Deloitte & Touche LLP.
         The following Exhibits:
             ******* Ex- 3.(i)   --    Certificate of Incorporation of
                                        Prudential Securities Incorporated dated
                                        March 29, 1993.

                **** Ex- 3.(ii)  --    Revised By-Laws of Prudential Securities
                                        Incorporated as amended through
                                        September 28, 1998.

               ***** Ex- 4.a     --    Trust Indenture and Agreement and
                                        Distribution Agency Agreement dated
                                        __________, 2001.

                   * Ex- 4.b     --    Reference Trust Agreement dated
                                                     , 2001.

                   * Ex- 5      --    Opinion of counsel as to the legality of
                                        the securities being registered.

                 *** Ex-24      --    Powers of Attorney executed by a majority
                                       of the Board of Directors of
                                       Prudential Securities Incorporated.

             ******* Ex-99.1     --   Information as to Officers and Directors
                                        of Prudential Securities Incorporated is incorporated by reference to Schedules A and D of Form BD filed by Prudential Securities Incorporated, pursuant to Rules 15bl-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-27154).

             ******* Ex-99.2    --    Affiliations of Sponsor with other
                                        investment companies.

             ******* Ex-99.3    --    Broker's Blanket Policies, Standard Form
                                        No. 14 in the aggregate amount of
                                        $62,500,000.

                  ** Ex-99.A(ii)--    Code of Ethics.

                                          (Footnotes continued on next page)

 ___________________________

*    To be filed by amendment.

** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Low Five Portfolio Series 32, Registration No. (filed May 4, 2000).

*** Incorporated by reference to exhibits of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust Series 172, Registration No. 33-54681 (filed October 13, 1994), National Equity Trust, Top Ten Portfolio Series 3, Registration No. 333-15919 (filed January 31, 1997), National Equity Trust, Low Five Portfolio Series 17, Registration No. 333-44543 (filed January 20, 1998), National Equity Trust, Top Ten Portfolio Series 215, Registration No. 333-43704 (filed August 14,
     2000), National Equity Trust, Unique Opportunities Trust, Registration No. 333-43926 (filed October 12, 2000) and National Equity Trust, Low Five Portfolio Series 35, Registration No. 333-46232 (filed November 16, 2000).

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust Series 186, Registration No. 33-54697 (filed August 9, 1996) and National Equity Trust, S&P 500 Strategy Trust Series 2, Registration No. 333-39521 (filed October 14, 1998).

*****Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, OTC Growth Trust Series 5, Registration No. 333-95491 (filed February 3, 2000).

****** Incorporated be reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Low Five Portfolio Series 31, Registration No. 333-96071 (filed February 3,
     2000).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, National Equity Trust, LOW FIVE PORTFOLIO EQUITY PARTICIPATION SERIES 1, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on December 29, 2000.

                                  NATIONAL EQUITY TRUST
                                  LOW FIVE PORTFOLIO EQUITY PARTICIPATION
                                  SERIES 1
                                  (Registrant)

                                   By PRUDENTIAL SECURITIES INCORPORATED
                                  (Depositor)

                                   By: /s/ RICHARD R. HOFFMANN
                                        --------------------------------
                                       Richard R. Hoffmann
                                       First Vice President

                                       By the following persons,* who constitute a majority of the Board of Directors of Prudential Securities Incorporated

                                       William H. Anderson
                                       Kathy A. Jones
                                       John M. Liftin
                                       A. Laurence Norton, Jr.
                                       David R. Odenath
                                       James D. Price
                                       Judith Y. Vance


                                       By: /s/ Richard R. Hoffmann
                                           -------------------------------------
                                           Richard R. Hoffmann
                                           First Vice President
                                           Unit Investment Trust
                                           Department,
                                           As Authorized Signatory for
                                           Prudential Securities Incorporated
                                           and Attorney-in-Fact for the persons
                                           listed above



________________________________

*       Pursuant to Powers of Attorney previously filed.

                               CONSENT OF COUNSEL

     The consent of Cahill Gordon & Reindel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 5 to this Registration Statement.